Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Life Science Institute LLC
3301 Salterbeck Street, Suite 102
Mount Pleasant, SC 29466
https://www.healthycell.com/

Up to $1,069,999.95 in Common Class E at $0.29
Minimum Target Amount: $9,999.78

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Life Science Institute LLC
Address: 3301 Salterbeck Street, Suite 102, Mount Pleasant, SC 29466
State of Incorporation: DE
Date Incorporated: January 24, 2012

Terms:

Equity

Offering Minimum: $9,999.78 | 34,482 shares of Common Class E
Offering Maximum: $1,069,999.95 | 3,689,655 shares of Common Class E
Type of Security Offered: Common Class E
Purchase Price of Security Offered: $0.29
Minimum Investment Amount (per investor): $100.63

**Maximum Number of Units Offered subject to adjustment for bonus units. See Bonus info below.*

Company Perks*

Time-Based:

Super Early Bird Bonus

Invest within the first 48 hours and receive an additional 7% bonus units.

Early Bird Bonus

Invest within the first week and receive an additional 5% bonus units.

Amount-Based:

$500+ | Tier 1

Invest over $500 and get a free 1st month of any product on subscription.

$1,000+ | Tier 2

Invest over $1,000 and get a super high-quality, ultra-comfortable Healthycell t-shirt, and a free 1st month of any product on subscription.

$2,000+ | Tier 3

Invest over $2,000 and get a super high-quality, ultra-comfortable Healthycell t-shirt, and a free 1st month of any product on subscription, and 3% bonus units.

$5,000+ | Tier 4

Invest over $5,000 and get a super high-quality, ultra-comfortable Healthycell t-shirt, and a free 1st month of any product on subscription, and 4% bonus units.

$10,000+ | Tier 5

Invest over $10,000 and get a super high-quality, ultra-comfortable Healthycell t-shirt, and a free 1st month of any product on subscription, and 5% bonus units.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Healthycell will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 Common Class E Units at $0.29 per unit, you will receive 110 Common Class E Units, meaning you'll own 110 Common Class E Units for $29. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Healthycell is a private nutrition company that sells dietary supplements in a new delivery format marketed as MICROGEL, replacing traditional tablets, capsules, and powders.

Based on advanced food science, MICROGEL is designed to provide maximum bioavailability in a pill-free experience. Healthycell aims to change the way people take supplements, especially for those who are pill-averse. Healthycell offers multiple lines of supplements targeting different customers for different needs.

Competitors and Industry

The global dietary supplements market size is expected to reach USD 272.4 billion by 2028. It is expected to expand at a CAGR of 8.6% from 2021 to 2028.

There are very few directly competitive companies offering gel-based products, such as LiveOn Labs. Healthycell mainly competes for the “disposable supplement dollar” against other premium-priced brands in the industry, especially the premium pill-free supplement options, suck as liquids and gummies.

Current Stage and Roadmap

Healthycell has built its products, launched into the market in both D2C and B2B channels, and gained positive consumer feedback.

It is currently expanding D2C channel sales through www.healthycell.com and Amazon. It is expanding its B2B sales to natural food, grocery, and pharmacy stores via direct sales and distributor sales through KeHE, which serves over 20,000 doors in the United States.

The Team

Managers

Name: Douglas V. Giampapa

Douglas V. Giampapa's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & CEO
  Dates of Service: October 01, 2015 - Present
  Responsibilities: Leadership, management, and accountability to improve the company's growth, profitability, and ultimate exit. Salary: $132,000 plus bonus based on company sales.

- **Position:** Board Member
  Dates of Service: October 01, 2015 - Present
  Responsibilities: Overseeing the direction of the company.

Other business experience in the past three years:

- **Employer:** Griffin Capital Group Ltda
  Title: Lead Developer for Dorada
  Dates of Service: January 01, 2008 - Present
  Responsibilities: Oversees property development team to keep permits valid. It requires approximately 1 hour per month of time.

Name: Joseph E. Rolston

Joseph E. Rolston's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: February 15, 2013 - Present
  Responsibilities: Joseph manages the company's finances, including accounting, budgeting, reporting, forecasting, and tax compliance. He also monitors the companies financial credit and access to debt. As CFO for Healthycell, my compensation is $98,672 per annum and I was issued 327,895 options under the Healthycell Employee Incentive Plan.

Other business experience in the past three years:

- **Employer:** Job Right Consulting, Inc.
  Title: Owner & President
  Dates of Service: May 15, 2011 - Present
  Responsibilities: Joseph works as a financial consultant with a wide array of responsibilities for contracted scopes of work.

Other business experience in the past three years:

- **Employer:** Accommodations Plus International, Inc.
  Title: Advisory Board Member
  Dates of Service: September 01, 2014 - May 31, 2018
  Responsibilities: JR has provided API's Executive Management Team and Owners with expert guidance regarding the globalization of the company's operations, tax compliance and general financial management and analyzed and adopted new FASB standards, notably ASC-606, Revenue Recognition. JR has built API's budget models, forecasts, financial projections and variance analysis for management's decision making. JR's contract with API ended in June 2018.

Other business experience in the past three years:

- **Employer:** Life On Earth, Inc.
  Title: Acting Controller
  Dates of Service: February 01, 2016 - Present
  Responsibilities: As Acting Controller, JR manages and directs all aspects of LFER's SEC reporting, analyzes and adopt new FASB standards, most recently, ASC-606, Revenue Recognition, conducts pre- and post- M&A due diligence and integration, builds and execute the annual budget and creates forecast models and other financial projections and variance analysis for management's decision making, and, liaise with regulators, private equity firms, auditors, attorneys, Bank officials, vendors and Board of Directors. JR continues to regularly assist LFER as Acting Controller on a part-time (25%) basis.

Name: Vincent C. Giampapa MD

Vincent C. Giampapa MD's current primary role is with RMI Investment Group, LLC. Vincent C. Giampapa MD currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Manager on Management Committee
  Dates of Service: January 12, 2012 - Present
  Responsibilities: Oversee the direction of the company and vote on decisions requiring a vote by the Management Committee. Vincent does not currently receive salary compensation for this role.

- **Position:** Chief Product Formulator
  Dates of Service: January 12, 2012 - Present
  Responsibilities: Formulation of dietary supplement products.

Other business experience in the past three years:

- **Employer:** RMI Investment Group, LLC
  Title: Founder and Chief Medical Officer
  Dates of Service: January 15, 2020 - Present
  Responsibilities: Oversee the treatments of patients.

Other business experience in the past three years:

- **Employer:** Optigenex, Inc.
  Title: Board Member, Chief Science Officer
  Dates of Service: August 15, 2017 - Present
  Responsibilities: Oversee the direction of the company.

Other business experience in the past three years:

- **Employer:** Jeunesse Global, Inc.
  Title: Spokesperson, Product Formulator, and Scientific Advisor
  Dates of Service: June 01, 2011 - Present
  Responsibilities: Customer education and product formulation.

Other business experience in the past three years:

- **Employer:** Maximum Human Performance, LLC
  Title: Scientific Advisor
  Dates of Service: January 15, 2011 - Present
  Responsibilities: Advise on science-related matters and product formulas.

Name: Peng Ye

Peng Ye's current primary role is with EHE Fund. Peng Ye currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Manager of Management Committee
  Dates of Service: January 15, 2018 - Present
  Responsibilities: Oversee the direction of the company and vote on decisions requiring a vote by the Management Committee. Peng does not currently receive salary compensation for this role.

Other business experience in the past three years:

- **Employer:** EHE Fund
  Title: Founding General Partner
  Dates of Service: January 15, 2015 - Present
  Responsibilities: Oversee fundraising and investments.

Name: Jonathan Smiga

Jonathan Smiga's current primary role is with Keen Growth Capital. Jonathan Smiga currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Manager on Management Committee
  Dates of Service: July 17, 2021 - Present
  Responsibilities: Oversee the direction of the company and vote on decisions requiring a vote by the Management Committee. Jonathan does not currently receive salary compensation for this role.

Other business experience in the past three years:

- **Employer:** Keen Growth Capital
  Title: Managing Partner
  Dates of Service: January 15, 2012 - Present
  Responsibilities: Oversee fundraising and investments and portfolio companies.

Name: Michael Nobel, PhD

Michael Nobel, PhD's current primary role is with Nobel Sustainable Trust. Michael Nobel, PhD currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Manager on Board of Managers
  Dates of Service: January 15, 2018 - Present
  Responsibilities: Oversee the direction of the company and vote on decisions requiring a vote by the Management Committee. Michael does not currently receive salary compensation for this role.

Other business experience in the past three years:

- **Employer:** Nobel Sustainable Trust
  Title: Manager
  Dates of Service: January 15, 2018 - Present
  Responsibilities: Oversee the trust management.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class E Common Units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class E Common Units purchased through this crowdfunding campaign are subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class E Common Units in the amount of up to $1,069,999 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties
We are currently developing new products and unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Class E Common Units that an investor is buying have no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors and Preferred Unitholders of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and the inability to raise future capital may cause the Company to fail. Even if the Company does make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Life Science Institute LLC d/b/a Healthycell was formed on 1/24/2012. The Company has a limited history selling its current product line upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are

financially able to do so. Life Science Institute LLC d/b/a Healthycell has incurred a net loss since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, internet domain names, trade secrets, and has a license to a patent-pending. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company, and the Company may not have sufficient capital to properly protect its intellectual property.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company has a license to a patent pending that may not be awarded a patent by the USPTO.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in the service of the Company or in its computer systems could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Douglas V. Giampapa	7,496,950	Common Class A	20.0
Douglas V. Giampapa	267,125	Common Class B	20.0
Douglas V. Giampapa	267,237	B-2 Preferred	20.0
Douglas V. Giampapa	1,200,000	Class A Bridge Preferred	20.0
Vincent C. Giampapa, MD	7,929,000	Common Class A	40.0
Vincent C. Giampapa, MD	267,125	Common Class B	40.0
Vincent C. Giampapa, MD	1,870,657	B-2 Preferred	40.0
Vincent C. Giampapa, MD	1,200,000	Class A Bridge Preferred	40.0

The Company's Securities

The Company has authorized Common Class A, Common Class B, Common Class C, B-1 Preferred, B-2 Preferred, Class A Bridge Preferred, NewChip Accelerator Warrants, and Common Class E. As part of the Regulation Crowdfunding raise, the Company will be offering up to 3,689,655 of Common Class E.

Common Class A

The amount of security authorized is 18,150,050 with a total of 18,150,050 outstanding.

Voting Rights

This class of security is represented by 3 managers of a 5-member Board of Managers.

Material Rights

For other material rights, please also refer to the Company's Amended and Restated Operating Agreement attached as Exhibit F.

Common Class B

The amount of security authorized is 3,075,375 with a total of 3,075,375 outstanding.

Voting Rights

This class of security is represented by 2 managers of a 5-member Board of Managers.

Material Rights

For other material rights, please also refer to the Company's Amended and Restated Operating Agreement attached as Exhibit F.

Common Class C

The amount of security authorized is 5,604,367 with a total of 137,700 outstanding.

Voting Rights

There are no voting rights associated with Common Class C.

Material Rights

There are no material rights associated with Common Class C.

B-1 Preferred

The amount of security authorized is 14,155,183 with a total of 14,155,183 outstanding.

Voting Rights

This class of security is represented by 1 manager of a 5-member Board of Managers.

Material Rights

For other material rights, please also refer to the Company's Amended and Restated Operating Agreement attached as Exhibit F.

B-2 Preferred

The amount of security authorized is 2,137,894 with a total of 2,137,894 outstanding.

Voting Rights

This class of security is represented by 2 managers of a 5-member Board of Managers.

Material Rights

For other material rights, please also refer to the Company's Amended and Restated Operating Agreement attached as Exhibit F.

Class A Bridge Preferred

The amount of security authorized is 8,629,386 with a total of 8,629,386 outstanding.

Voting Rights

This class of security is represented by 3 managers of a 5-member Board of Managers.

Material Rights

For other material rights, please also refer to the Company's Amended and Restated Operating Agreement attached as Exhibit F.

NewChip Accelerator Warrants

The security will convert into Class a bridge preferred and the terms of the NewChip Accelerator Warrants are outlined below:

Amount outstanding: $250,000.00
Maturity Date: August 03, 2022
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $8,500,000.00
Conversion Trigger: At option of holder

Material Rights

The warrant is for 1,333,333 units at $0.1875 per unit based on a $250,000 option to invest.

Common Class E

The amount of security authorized is 3,689,650 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Common Class E.

Material Rights

For other material rights, please also refer to the Company's Amended and Restated Operating Agreement attached as Exhibit F.

What it means to be a minority holder

As a minority holder of Class E Common Units of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional units. In other words, when the company issues more units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a units offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising unit options, or by conversion of certain instruments (e.g. convertible bonds, preferred units or warrants) into units.

If the company decides to issue more units, an investor could experience value dilution, with each units being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per units (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** B-1 Preferred
  Type of security sold: Equity
  Final amount sold: $2,250,000.00
  Number of Securities Sold: 14,155,183
  Use of proceeds: Investment in Wellomics LLC ($225k); IP Development ($563k); Inventory ($124k); Clinical Studies ($100k); Marketing and Branding ($1,126k); Capital Raising costs ($112k)
  Date: November 21, 2018
  Offering exemption relied upon: 506(b)

- **Name:** B-2 Preferred
  Type of security sold: Equity
  Final amount sold: $400,000.00

Number of Securities Sold: 2,137,894
Use of proceeds: Inventory
Date: February 26, 2020
Offering exemption relied upon: 506(b)

- **Name:** Class A Bridge Preferred
  Type of security sold: Equity
  Final amount sold: $1,618,009.00
  Number of Securities Sold: 8,629,386
  Use of proceeds: Marketing, Launching Consumer Test Kits, Inventory
  Date: September 02, 2021
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020, compared to year ended December 31, 2019

Revenue

Revenue for year ended December 31, 2020, was $2,149,093 as compared to $1,348,352 for the year ended December 31, 2019. The increase of approximately $800,000 (59%) resulted, primarily, from revenue generated from our newly introduced Microgel products and NMN products. In 2020, revenue generated from our Microgel products amounted to approximately $523,000 as compared to $89,000 during 2019, and revenue from our NMN product amounted to approximately $400,000 as compared to $0 during 2019. During 2020, revenue generated from our tablet products declined by approximately $47,000 as compared to 2019. During 2020 we recorded an increase in billed shipping and handling of approximately $12,000.

Cost of sales

Cost of sales for the year ended December 31, 2020, amounted to $926,886 as compared to $532,843 for the year ended December 31, 2019. The increase in our cost of sales of approximately $394,000 resulted, primarily, from the increased sales volumes of our Microgel and NMN products during 2020, offset by a write-off of obsolete raw materials inventory in the amount of $159,000 during 2019 that did not occur in 2020. During 2020, we adopted a business model in which we purchase finished goods directly from our contract manufacturers.

Gross margins

During the year ended December 31, 2020, our gross profit increased by approximately $407,000 as compared to our gross profit for the year ended December 31, 2019 which resulted, primarily, from the increase in sales volumes during the year. Our gross profit percentage of revenues decreased to 57% in 2020 from 61% in 2019 primarily due to the increased sales of our NMN product which has a higher cost of goods and lower profit margin than our Microgels and tablets.

Expenses

The Company's operating expenses consist primarily of, sales and marketing expenses, general and administrative expenses and research and development expenses. During the year ended December 31, 2020, our operating expenses totaled $2,007,772, which is an increase of approximately $67,000 over our total operating expenses of $1,940,976 for the year ended December 31, 2019.

During the year ended December 31, 2020, we incurred increased general and administrative expenses of approximately $68,000 which resulted primarily from the write-off of a note receivable from Wellomics Holdings LLC of $62,100.

During the year ended December 31, 2020, we incurred decreased sales and marketing expenses of approximately $91,000 which resulted from decreases in Branding expenses of approximately $101,000; decreases in digital marketing expenses of approximately $81,000 and decreases in shipping and handling expenses of $69,000; which were offset in part by, increased Amazon selling costs of approximately $87,000; and increased commission and royalties of approximately $40,000.

During the year ended December 31, 2020, we incurred increased general and administrative expenses of approximately $90,000 due to a clinical study conducted during the year.

Historical results and cash flows:

Company management believes that our historical cash flows are representative of what potential investors should expect in the future. We do expect that our cash outflows will increase as we purchase inventory to meet our growing sales demand.

In the past, the Company met its cash flow needs through its operations and, via additional capital contributions, and working capital loans.

On July 21, 2021, Keen Growth Capital became a member, contributing $800,000 in cash and $300,000 in future consulting services. In June 2021, we received forgiveness of our PPP loan ($63,402), and on July 30, 2021, the SBA granted the Company a modification of its EIDL loan and increased the loan amount to $500,000 from $150,000.

Should our StartEngine Crowdfunding be successful, we anticipate raising an additional $1,100,000, which Management believes will be sufficient to meet its cash flow needs for at least the next two years, after which, we expect to meet our cash flow needs through our operations.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

During the year ended December 31, 2020, the Company received a members' contribution in the amount of $400,000 and, received $63,402 from the SBA for a Payroll Protection Program loan, which was forgiven in June 2021, and the Company received a loan from the SBA-EIDL program in the amount of $155,000. On December 31, 2020, the Company had cash on hand of $59,164.

During the year ended December 31, 2019, the Company received loan proceeds from Loanbuilder, a PayPal company, in the amount of $100,000and loan proceeds in the amount of $82,000 from Amazon Lending. In addition, during the year ended December 31, 2019, the Company received a $59,900 advance from a member. On December 31, 2019, the Company had cash on hand of $218,142.

On July 21, 2021, Keen Growth Capital became a member, contributing $800,000 in cash and $300,000 in future consulting services. In June 2021, we received forgiveness of our PPP loan ($63,402), and on July 30, 2021, the SBA granted the Company a modification of its EIDL loan and increased the loan amount to $500,000 from $150,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company's operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Our Company has approximately $866,000 of cash on hand on August 31, 2021. We anticipate that approximately $1,070,000 will be raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for at least the next 24 months. This is based on a current monthly burn rate of approximately $200,000 for expenses related to Human Resources ($66k), Advertising ($100k), Branding ($14k), Logistics and Operations ($10k), Professional Fees ($2k), insurances ($4k) and Other General and Administrative costs of ($4k).

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for at least the next 36 months. This is based on a current monthly burn rate of approximately $300,000 for expenses related to Human Resources ($85k), Advertising ($165k), Branding ($20k), Logistics and Operations ($15k), Professional Fees ($3k), insurances ($6k) and Other General and Administrative costs of ($6k).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital outside of the instant Reg CF offering.

Indebtedness

- **Creditor:** PayPal Loan
  Amount Owed: $20,557.00
  Interest Rate: 6.9%
  Maturity Date: December 16, 2020

- **Creditor:** Amazon lending loan
  Amount Owed: $9,446.00
  Interest Rate: 6.75%
  Maturity Date: December 12, 2020

- **Creditor:** CELTIC BANK- SBA PPP Loan

Amount Owed: $63,402.00
Interest Rate: 1.0%
Maturity Date: February 05, 2022

- **Creditor:** SBA EIDL Loan
  Amount Owed: $155,000.00
  Interest Rate: 3.75%
  Maturity Date: September 24, 2050

- **Creditor:** Vincent C. Giampapa M.D
  Amount Owed: $47,900.00
  Interest Rate: 0.0%
  The Company received loans from one of the shareholders, Dr. Vincent Giampapa, which bears no interest rate and has no maturity date defined. As of December 31, 2020 and December 31, 2019, outstanding balance of shareholder loans amounted to $47,900 and $59,900, respectively. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. The Company paid to one of the owners and doctor, Dr. Vincent Giampapa commissions in the amount of $6,662 and $5,291 in return for selling product to his customers.

Related Party Transactions

- **Name of Entity:** Dr. Vincent Giampapa
  Relationship to Company: Director
  Nature / amount of interest in the transaction: The Company paid to one of the owners and doctor, Dr. Vincent Giampapa commissions in the amount of $6,662 and $5,291 in return for selling product to his customers. We anticipate this commission arrangement to continue. In addition, The Company received loans from one of the shareholders, Dr. Vincent Giampapa, which bears no interest rate and has no maturity date defined. As of December 31, 2020 and December 31, 2019, outstanding balance of shareholder loans amounted to $47,900 and $59,900, respectively. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.
  Material Terms: The Company paid to one of the owners and doctor, Dr. Vincent Giampapa commissions in the amount of $6,662 and $5,291 in return for selling product to his customers. We anticipate this commission arrangement to continue.

Valuation

Pre-Money Valuation: $15,394,820.52

Valuation Details:

The Company set its valuation internally, without a formal-third party independent evaluation, and used an equally weighted average of:

(1) DCF analysis based on future projected cash flows over 5 years (including a company sale) with an early-stage discount rate of 50% and continued growth rate of 10%, and

(2) 6x multiple on current annual revenue run rate.

The total number of units outstanding on a fully diluted basis, 53,085,588 units, includes 18,150,050 Common Class A units, 3,075,375 Common Class B units, 137,700 Common Class C units, 14,155,183 B-1 Preferred units, 2,137,894 B-2 Preferred Units, 8,629,386 Class A Bridge Preferred units, 1,333,333 Class A Bridge Preferred Warrants and 5,466,667 Common Class C Options.

The pre-money valuation does not take into account any warrants granted to Keen Growth Capital, which has been given the right to invest up to $2,000,000 in a future qualifying fundraising round over $3,000,000 at a 20% discount to the then-established valuation. In addition, RMI Investment Group, LLC ("RMI") plans to invest approximately $200,000 over the course of this offering. Dr. Vincent Giampapa, Manager and Chief Product Formulator of Healthycell, is the Founder and Chief Medical Officer of RMI. Please be advised that these events may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.78 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  50.0%
  We plan to use about 60% of capital raised in marketing in our D2C and B2B channels to increase brand recognition, sales, and market penetration. The marketing strategies will include digital marketing, in-store demos. We also plan to hire a business development specialist to help us execute potential partnerships with hospitality companies (airlines, hotels, cruise lines), corporate health programs, insurance companies, nutritionist groups, and senior care home chains.

- *Research & Development*
  15.0%
  We plan to allocate about 5% of capital raised to conduct ongoing product compliance testing, as well as product-specific clinical studies to make more substantial benefit claims.

- *Inventory*
  20.0%
  We plan to use about 20% of capital raised to maintain ample inventory levels to meet the expected demand of our customers.

- *Operations*
  11.5%
  We plan to allocate about 11.5% of capital raised toward back-office support in the areas of customer service, compliance, logistics, and inventory planning to keep up with growing demand.

If we raise the over allotment amount of $1,069,999.95, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  46.5%
  To increase brand recognition and to increase penetration in the retail and digital marketing spaces by increasing sales resources and expand advertising.

- *Research & Development*
  10.0%
  To conduct clinical studies that gauge our proof of concept and absorbability.

- *Inventory*
  20.0%
  To generate an ample inventory level to meet just in time deliveries to meet the expected demand of our retail clients.

- *Operations*
  20.0%
  To develop ample resources in our back office that will provide excellent customer service to our clients in an efficient manner.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.healthycell.com/ (www.healthycell.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/healthycell

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Life Science Institute LLC

[See attached]

LIFE SCIENCE INSTITUTE LLC
DBA HEALTHYCELL

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Life Science Institute LLC DBA Healthy Cell
Mount Pleasant, South Carolina

We have reviewed the accompanying financial statements of Life Science Institute LLC DBA Healthycell (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

August 10, 2021
Los Angeles, California

Life Science Institute LLC DBA Healthy Cell
BALANCE SHEET
(UNAUDITED)

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 59,164	$ 218,142
Account receivables, net	21,323	15,453
Inventories	340,457	316,035
Prepaids and other current assets	179,266	292,854
Total current assets	**600,210**	**842,484**
Property and Equipment, net	21,613	11,419
Intangible assets	578,000	435,000
Total assets	**$ 1,199,823**	**$ 1,288,903**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Account Payables	$ 136,281	$ 6,374
Current portion of Loan Payable	56,881	190,551
Deferred revenue	170,000	170,000
Shareholder loan	47,900	59,900
Credit card	34,672	16,369
Other current liabilities	110,810	72,043
Total current liabilities	**556,544**	**515,237**
Loan Payable	191,525	-
Total liabilities	**748,069**	**515,237**
MEMBERS' EQUITY		
Members' equity	451,754	773,666
Total members' equity	**451,754**	**773,666**
Total liabilities and members' equity	**$ 1,199,823**	**$ 1,288,903**

See accompanying notes to financial statements.

Life Science Institute LLC DBA Healthy Cell
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
Net revenue	$ 2,149,093	$ 1,348,351
Cost of goods sold	926,886	532,843
Gross profit	1,222,207	815,508
Operating expenses		
General and administrative	562,822	495,225
Sales and marketing	1,343,811	1,434,562
Research and Development	101,139	11,009
Total operating expenses	2,007,772	1,940,796
Operating income/(loss)	(785,565)	(1,125,288)
Interest expense	6,613	288
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(792,178)	(1,125,576)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (792,178)**	**$ (1,125,576)**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Balance—December 31, 2018	**$ 1,839,646**
Shared-based compensation	59,596
Net income/(loss)	(1,125,576)
Balance—December 31, 2019	**$ 773,666**
Capital contribution	400,000
Shared-based compensation	70,266
Net income/(loss)	(792,178)
Balance—December 31, 2020	**$ 451,754**

See accompanying notes to financial statements.

Life Science Institute LLC DBA Healthy Cell
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(792,178)	$	(1,125,576)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		4,805		3,287
Share-Base Compensation		70,266		59,596
Changes in operating assets and liabilities:				
Acount receivables		(5,870)		(2,970)
Inventories		(24,422)		(75,640)
Prepaids and other current assets		113,588		(88,385)
Account Payables		129,907		6,374
Credit card		18,303		13,939
Other current liabilities		38,767		(150,228)
Net cash provided/(used) by operating activities		**(446,833)**		**(1,359,603)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(15,000)		(11,981)
Purchases of intangible assets		(143,000)		(185,000)
Net cash provided/(used) in investing activities		**(158,000)**		**(196,981)**
CASH FLOW FROM FINANCING ACTIVITIES				
Members contribution		400,000		-
Borrowing on Shareholder loan		-		59,900
Repayment of Shareholder loan		(12,000)		-
Borrowing on Loan Payable		57,854		190,551
Net cash provided/(used) by financing activities		**445,854**		**250,451**
Change in cash		(158,979)		(1,306,133)
Cash—beginning of year		218,142		1,524,276
Cash—end of year	**$**	**59,164**	**$**	**218,142**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	6,613	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Life Science Institute LLC DBA Healthycell was formed on August 7, 2012 in the State of Delaware. The financial statements of Life Science Institute LLC DBA Healthycell (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Mount Pleasant, South Carolina.

Healthycell is a nutrition company with a dietary supplement line that uses patent-pending MICROGEL™ technology designed to deliver nutrients you can absorb and results you can measure in a pill-free experience. By solving the challenges of traditional tablets, capsules, and powders, Healthycell is changing the way people take supplements, especially for pill-averse people.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, packaging and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Furniture & Fixtures	5 years
Computer Hardware	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its acquired license agreement. The license has indefinite life and thus they are not subject to amortization. It's evaluated for impairment on an annual basis.

Income Taxes

The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its dietary supplements.

Cost of sales

Costs of goods sold include the ingredients, manufacturing, packaging and supplies, cost of retail product, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $483,201 and $723,294, which is included in sales and marketing expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation – Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 10, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2020	2019
Finished goods	$ 317,804	$ 266,035
Raw materials	22,653	50,000
Total Inventories	**$ 340,457**	**$ 316,035**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of December 31,	2020	2019
Prepaid expenses	$ 39,266	$ 90,754
Due from Wellomics Holdings LLC	$ 140,000	$ 202,100
Total Prepaids and other current asset	**$ 179,266**	**$ 292,854**

Other current liabilities consist of the following items:

As of December 31,	2020	2019
Accrued expenses	$ 110,810	$ 72,043
Total Other Current Liabilities	**$ 110,810**	**$ 72,043**

5. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Furniture & Fixtures	$ 42,855	$ 27,855
Computer Hardware	5,121	5,121
Property and Equipment, at Cost	**47,977**	**32,977**
Accumulated depreciation	(26,363)	(21,558)
Property and Equipment, Net	**$ 21,613**	**$ 11,419**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $4,805 and $3,287 respectively.

6. INTANGIBLE ASSETS

As of December 31, 2020 and December 31, 2019, intangible asset consists of:

As of Year Ended December 31,		2020		2019
License agreement	$	578,000		435,000
Intangible assets, at cost		**578,000**		**435,000**
Accumulated amortization		-		-
Intangible assets, Net	**$**	**578,000**	**$**	**435,000**

7. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2020	
Member's name	**Ownership percentage**
Vincent C. Giampapa M.D.	27.6%
Success Asia (Hong Kong) LTD	22.9%
Douglas V. Giampapa	22.4%
John C. Malone	6.5%
Global Health Industry Share Co., Ltd	5.1%
Goldlea, Inc.	13.2%
Teoh Wee Ghee	1.3%
Others	1.1%
TOTAL	**100.0%**

8. UNIT-BASED COMPENSATION

The company authorized the Unit Option Plan (which may be referred to as the "Plan"). The Company reserved 3,000,000 units pursuant to the Plan, which provides for the grant of shares of unit options, unit appreciation rights, and unit awards (performance units) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying unit's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Unit Options

The Company granted unit options. The unit options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2018	2019	2020
Expected life (years)	10.00	10.00	10.00
Risk-free interest rate	2.91%	2.60%	1.50%
Expected volatility	75%	75%	75%
Annual dividend yield	0%	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee unit options.

The expected term of employee unit options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common unit. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future unit option grants, until such time that the Company's common unit has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common unit, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common unit based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's unit options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise		Weighted Average Contract Term
Outstanding at December 31, 2018	2,961,659	$	0.08	-
Granted	541,929			
Execised	-			
Expired/Cancelled	(1,413,948)			-
Outstanding at December 31, 2019	2,089,640	$	0.08	8.60
Exercisable Options at December 31, 2019	2,089,640	$	0.08	8.60
Granted	567,485	$	0.08	
Execised	-	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2020	2,657,125	$	0.08	8.02
Exercisable Options at December 31, 2020	2,657,125	$	0.08	8.02

Unit option expense for the years ended December 31, 2020 and December 31, 2019 was $70,266 and $59,596, respectively.

9. DEBT

Loans payable

During the years presented, the Company has entered into the loans agreements. The summary of the Company's loans, notes, and the terms is as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2020 Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	For the Year Ended December 2019 Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
PayPal Loan	$ 100,000	6.90%	12/16/2019	12/16/2020	$ 6,613	$ 6,613	$ -	$ 20,557	$ 20,557	$ 288		$ 104,844		$ 104,844
Amazon lending loan	$ 82,000	6.75%	12/12/2019	12/12/2020			$ 9,446		$ 9,446			$ 85,707		$ 85,707
CELTIC BANK- SBA PPP Loan	$ 63,402	1.00%	2/12/2020	2/5/2022			$ 42,268	$ 21,134	$ 63,402					
SBA EIDL Loan	$ 150,000	3.75%	9/24/2020	9/24/2050			$ 5,167	$ 149,833	$ 155,000	-	-	-	$ -	-
Total	$ 250,000				**$ 6,613**	**$ 6,613**	**$ 56,881**	**$ 191,525**	**$ 248,405**	**$ 288**	**$ -**	**$ 190,551**	**$ -**	**$ 190,551**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2021	$ 56,881
2022	191,525
2023	-
2024	-
2025	-
Thereafter	-
Total	**$ 248,405**

Owner Loans

During the Company borrowed money from the owners. The summary of the loans from the owners is as follows:

Owner	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2020 Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	For the Year Ended December 2019 Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Vincent C. Giampapa M.D.	0.00%	Fiscal Year 2019	No set maturity	$ -	$ -	$ 47,900	$ -	$ 47,900	$ -	$ -	$ 59,900	$ -	$ 59,900
Total				$ -	$ -	$ 47,900	$ -	$ 47,900	$ -	$ -	$ 59,900	$ -	$ 59,900

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (216,643)	$ (334,528)
Valuation Allowance	216,643	334,528
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ 1,907,368	$ 1,690,725
Stock based compensation	87,763	79,591
Valuation Allowance	(1,995,132)	(1,770,317)
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $7,064,328. Utilization of some of the federal carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

The Company received loans from one of the shareholders, Dr. Vincent Giampapa, which bears no interest rate and has no maturity date defined. As of December 31, 2020 and December 31, 2019, outstanding balance of shareholder loans amounted to $47,900 and $59,900, respectively. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

The Company paid to one of the owners and doctor, Dr. Vincent Giampapa commissions in the amount of $6,662 and $5,291 in return for selling product to his customers.

12. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through August 10, 2021 the date the financial statements were available to be issued.

On June 25, 2021, the company entered into a loan agreement with Loanbuilder in the amount of $150,000. The loan shall be repaid in 52 weekly installments per $3,083.67.

On July 21, 2021, Keen Growth Capital became a member, contributing $800,000 in cash and providing $300,000 of management consulting services.

On July 30, 2021, the SBA modified EIDL loan ($150,000 received on December 2, 2020) and approved additional $350,000. The total amount of the SBA modified EIDL loan outstanding as of July 30, 2020 is $500,000.

During 2021, the Company applied and received forgiveness of SBA PPP loan in the amount of $63,402.

During 2021, the Company entered into 2 loan contracts with Amazon Lending in the aggregate amount of $ 67,000. The loans have maturity date set to 12 months from the loan contracts and bear interest rate from 6.75% to 10.99%.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Healthycell

Nutritional Supplements, Evolved.


healthycell
Reach Your Potential.
healthycell.com
BIOACTIVE MULTI
IMMUNE SUPER BOOST
FOCUS + RECALL
REM SLEEP
VEGAN ESSENTIALS
Closing in 8 days

Website | Mount Pleasant, SC | CONSUMER PRODUCTS | E-COMMERCE

$235,533 raised

239 Investors	$15.4M Valuation
$0.29 Price per Share	$100.63 Min. Investment
Units Security Type	Equity Offering Type
$1.07M Offering Max	8 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Healthycell brings you nutritional supplements, evolved. Their products use patent-pending MICROGEL™ technology to deliver nutrients you can absorb and results you can measure in a pill-free experience you'll love. By solving the challenges of traditional tablets, capsules, and powders, Healthycell is starting to change the way 220 million people take supplements every day in the U.S., especially the 40% of people who have difficulty swallowing pills.

Overview | Team | Terms | Updates 7 | Comments | Follow

Reasons to Invest

- The global market for dietary supplements is projected to reach $198 billion by 2025 ($56 billion in the U.S. alone).
- Healthycell reached $2.1M in 2020 sales and has landed partnerships with distributor KeHE (serving over 20,000 stores), one of the largest natural product distributors nationwide, and is in discussions with CVS.
- First to market with an innovative MICROGEL™ delivery system, as well as protection from a licensed patent-pending and proprietary manufacturing knowledge around organoleptics (especially taste).

Nutrients you can absorb. Results you can measure. An experience you'll love.

Healthycell is a growing brand of dietary supplements on the cutting edge of innovation, giving it the potential to change the way 240 million Americans take nutritional supplements every day. They use a patent-pending MICROGEL™ technology that is replacing tablets, capsules, and powders. 40% of Americans have difficulty swallowing pills. Now they can supplement with a pill-free, great-tasting, convenient experience that gives them maximum absorption of all the nutrients they need without the vitamin taste.


healthycell
BIOACTIVE MULTI

Rewards

Get rewarded for investing more into Healthycell:

$100+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+
Investment
Tier 1
Invest over $500 and get a free 1st month of any product on subscription.

$1,000+
Investment
Tier 2
Invest over $1,000 and get a super high-quality, ultra-comfortable Healthycell t-shirt, and a free 1st month of any product on subscription.

$2,000+
Investment
Tier 3
Invest over $1,000 and get a super high-quality, ultra-comfortable Healthycell t-shirt, and a free 1st month of any product on subscription, and 3% bonus shares.

$5,000+
Investment
Tier 4
Invest over $5,000 and get a super high-quality, ultra-comfortable Healthycell t-shirt, and a free 1st month of any product on subscription, and 4% bonus shares.

We've already brought in millions in sales, secured multiple top-tier partnerships (including Touch of Modern), and built a growing base of loyal customers with very high retention who rave about the improvements our products have on their personal health. We're ready to change the reputation of nutritional supplements, create opportunities to build them into any lifestyle, and open up their benefits to as many people as possible.

$10,000+
Investment
Tier 5
Invest over $10,000 and get a super high-quality, ultra-comfortable Healthycell t-shirt, and a free 1st month of any product on subscription, and 5% bonus shares.

THE PROBLEM

Two problems, one gel

There are two problems at hand. The first is that 40% of American adults have difficulty swallowing pills. This problem is particularly prevalent among aging adults, those with neurological conditions, and people suffering from diseases such as Parkinson's, Alzheimer's, and Motor Neurone. With pills, many people resort to crushing tablets into smaller pieces, blending them with food, or simply avoiding them altogether. However, the unfortunate truth is that no matter how you go about ingesting it, a pill's oversized nutrient particles (the size of fine sand) are often too big for absorption into the bloodstream; the nutrients flow right through you. In the rare case that a liquid alternative is available, it's messy, inconvenient, and likely tastes terrible.


40% of American adults have difficulty swallowing pills

To compound this even further, 68% of Americans lack confidence in the benefits of their dietary supplements. And for a good reason: most nutrients in pill and powder form are poorly absorbed due to low solubility (ability to dissolve), making them less effective. Some scientists estimate only 10 to 20% of the vitamins and minerals contained in pills get absorbed into your bloodstream. Considering that 77% of the U.S. adult population takes supplements, we're looking at hundreds of millions of people spending billions of dollars per year on products when they're not even sure they work!


68% of Americans lack confidence in the benefits of their dietary supplements

Source

THE SOLUTION

Introducing our nutrient-rich MICROGEL™

Healthycell provides nutrition supplements, evolved. It's a revolutionary pill-free experience that delivers the nutrients you need without the unpleasant vitamin taste. Our ultra-absorbable, great-tasting, ingestible gel can be enjoyed straight from the gel pack, added to a drink, or blended into a smoothie. It's shelf-stable and perfect on the go. Our MICROGEL™ releases nutrient particles that are extremely small, soluble, and ultra-bioavailable. It's more natural too, without synthetic binding glues, fillers, coatings, and anti-caking agents listed as "other ingredients" in most pill form supplements.


Squeeze it.

Healthycell offers four product lines, with additional products currently being developed under each:


DAILY ESSENTIALS

Provides a broad spectrum of nutrients to fill nutritional gaps in the diet, replacing the standard multivitamin and providing a foundation for wellbeing.

Includes products:
• Bioactive Multi
• Vegan Essentials

Provides experiential products with a noticeable impact to help people with specific functions like sleep, focus, memory, energy, and mood.

Includes products:
• REM Sleep
• Focus + Recall


PERFORMANCE


TARGETED SUPPORT

Provides nutrients that target specific functions of the body or alleviate specific conditions.

Includes products:
• Immune Super Boost

Provides nutrition specifically supporting cellular aging to improve healthspan. It targets the source of aging – the gradual deterioration of cell health and function over time.

Includes products:
• AM/PM Healthspan
• Telomere Length

***Converting to gels in 2021


HEALTHY AGING

Our supplements come in various purchase sizes and subscription options, with an average order value of $84.92 direct-to-consumer. We sell directly to customers with a 67%+ gross margin through our website and a 53% gross margin through Amazon.com. We also sell B2B directly and via distribution partner KeHE at margins of 25–41%.

Our ultra-absorbable, ingestible gel can be enjoyed straight from the gel pack, added to a drink, or blended into a smoothie—shelf-stable and perfect on the go.


BIOACTIVE MULTI
FOCUS + RECALL
REM SLEEP
IMMUNE SUPER BOOST

CERTIFIED PRODUCTION

VEGAN & VEGETARIAN

GLUTEN FREE INGREDIENTS

SOY FREE INGREDIENTS

NON GMO INGREDIENTS

INDEPENDENT LABEL TESTING

SUSTAINABLY SOURCED

NO HEAVY METALS

NO PESTICIDES OR HERBICIDES

NO BANNED SUBSTANCES

Our product testing goes way beyond the industry standard, and we make testing information publicly available upon request.

Our product testing goes way beyond the industry standard. We use only sustainably harvested ingredients and box packaging that is 100% recyclable, while the gel packs themselves are recyclable through our partnership with Terracycle.


We use only sustainably harvested ingredients and box packaging that is **100% recyclable**
MAIL-IN RECYCLING
Healthycell gel packs.

THE MARKET

A massive, growing global supplements market

The global dietary supplements market is projected to reach $198 billion by 2025, with a compound annual growth rate of 8.6%. In the U.S. alone, the supplement industry will reach $56 billion by 2025, with a compound annual growth rate of 4.3% (source). This is a highly fragmented industry where the leading player has under 10% market share. The current dietary supplements industry is over 90% pills, and the liquid alternatives that exist are messy and mostly taste terrible.


The global dietary supplements market is
projected to reach $198B by 2025
The supplement industry will reach
$56B
In the U.S. alone
4.3%
compound annual growth rate

Source

Over the next four years, Healthycell aims for a market share of 2% of the combined $17.5 billion brain health, immune, sleep, and multivitamin supplements markets. This goal would equate to $125 million in annual sales by 2025. Its initial U.S. target demographic is the middle-to high-income, health-conscious supplement users in the sleep, nootropic, immune, healthy aging, and multivitamin markets. Healthycell has few direct gel-based competitors, and its strong competitive advantages include taste, ingredient load, and absorption/solubility.


Healthycell is aiming for a market share of 2%
of the combined $17.5 billion brain health, immune, sleep, and multivitamin supplements markets ($125 million) by 2025.

OUR TRACTION

Expanding D2C sales and rolling out in stores nationwide

Healthycell saw 60% sales growth from 2019 to 2020, ending the year with $2.15M in sales. It achieved an industry-high subscription retention rate of over 94% per month, along with an average 4.5-star rating across healthycell.com and Amazon.com. Healthycell has customers buying their MICROGEL™ products coming back, on average, 4.8x times per year (and growing). This means Healthycell has a lot of room for customer acquisition spend, which is the main use of funds for this investment round.

They are well on their way to rolling out Healthycell to retail stores nationwide. So far, they've partnered with one of the largest natural product distributors in the United States, KeHE, which serves over 20,000 stores.

60%
Sales growth from 2019 to 2020

94%+
Retention rate per month

★★★★½
Average rating on our website and Amazon.com

Most recently, Healthycell has successfully partnered with Pharmaca (28 stores), Erewhon Markets (7 stores), and several independent natural product stores.

Healthycell is also undergoing product testing with CVS for a multi-store test. We have additional pitches going out to Whole Foods, Kroger, and The Vitamin Shoppe.


★★★★★
"This is the only vitamin I take that gives me fast and noticeable improvement in my overall energy and mood."
-Liz P.
★★★★★
"Fantastic product. Haven't felt this good in a long time."
-Teri G.

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

WHY INVEST

The future of vitamins is pill-free

Healthycell is changing the way people take nutritional supplements—and the future of vitamins is pill-free. We're poised to seize all sorts of new opportunities as we open up the benefits of supplements to a much broader global community. The MICROGEL™ delivery system presents endless B2B & B2C potential, including sales of bulk gel for metered-dose water dispensers or soda fountains for commercial and in-home applications.


healthycell
BIOACTIVE MULTI
Healthycell is changing the way people take nutritional supplements—and the future of vitamins is pill-free!



SHOOT IT
straight down



MIX IT
in a drink



BLEND IT
in a smoothie


The MICROGEL™ delivery system
presents endless B2B & B2C potential

Our single-serving gel pack format is also a perfect fit for the hospitality industry (airlines, hotels, and cruise lines), so we are actively exploring partnerships in these industries. We'll also plan to further develop and license our MICROGEL™ technology and trademarks to other brands for new and private-labeled products. And that's just the start. Join us to revolutionize this enormous sector of health and wellness.

On the Horizon

We believe the future of the nutrition industry is three-pronged:

1. Pill-free with better absorption (which is where we now play)
2. Validation with objective data feedback via biomarker test kits
3. Personalization of products based on objective data from tests and subjective data from survey feedback

We plan to launch our first four test kits in Q4 of this year to help customers see the improvements they are expecting from our products.


healthycell
TEST KITS
NUTRIENT TEST KIT
UNDERSTAND YOUR NUTRIENT LEVELS
AND ESTABLISH A BASELINE FROM WHICH
YOU CAN IMPROVE OVER TIME
ONE SAMPLE COLLECTION TEST KIT AND PREPAID MAILER

June, 2018



Healthycell Raises $2.25 Million to Develop and Launch the Next Generation of Dietary Supplements

Healthycell partners with a Ph.D. food scientist working out of the University of New England's School of Pharmacy laboratory and fund the development of MICROGEL™, along with a U.S. patent pending.

April, 2019



Healthycell Launches the Next Generation of Nutritional Supplements with MICROGEL™ Technology

We set out to make a difference in a world of poorly absorbed supplements. Launching our patent-pending MICROGEL™ nutrient delivery system was a game-changer.

October, 2019



Healthycell Launches its Second Product, Vegan Essentials, to Help Vegans and Vegetarians

Our mission with this product is to support the millions of people on plant-based diets, so they can feel empowered to stay committed to a plant-based lifestyle, and live the life they believe in.

January, 2020



Healthycell Launches its Third Product, REM Sleep, to Help People Suffering with Sleep Issues

REM Sleep is designed to support all 4 stages of human sleep to help you fall asleep, stay asleep, sleep deep, achieve REM, and wake refreshed.

February, 2020

Healthycell Raises $400,000 in Additional Equity Capital

Healthycell successfully raised cash to continue improving product taste and develop new products.

May, 2020



Healthycell Launches Nootropic Gel Designed to Support Brain Health, Focus, and Recall

Focus+Recall helps Americans experiencing a decline in their ability to concentrate in today's high-stimulation, distraction-ridden digital world.

December, 2020

Healthycell Partners with b8ta to Make Products Available in b8ta Stores Across the US

Two next-generation companies, one in retail and one in nutrition, partner to help health seekers discover new ultra-absorption MICROGEL™ supplements.

December, 2020

Healthycell Partners With Distributor KeHE (Serves 30,000 Stores)

Healthycell Partners With KeHE to Launch Its Microgel™ Line of Pill-Free Supplements at Retail Stores Nationwide.

December, 2020

Healthycell Launches at Retail, Starting in Erewhon Markets

Next-generation, ultra-absorption MICROGEL™ supplements, including REM Sleep, Bioactive Multi, and Vegan Essentials, are now available at retail stores.

December, 2020



Highest-Dose Immune Supplement on Market Launched by Healthycell

Immune Super Boost provides over 15 capsules worth of immune-boosting ingredients in one gel pack, delivering effective doses of science-backed nutrients.

December, 2020

Healthycell Partners with Touch of Modern

Healthycell MICROGEL™ supplements are now featured on Touch of Modern – the leading e-commerce discovery app for cutting-edge products.

December, 2021

CVS Test Expected in Q1, 2022

Healthycell is working with CVS to execute a 15-store test in the northeast. If successful, Healthycell will look to scale into many more CVS stores as quickly as possible.

August, 2021

Healthycell Secures $1.62M Investment

Healthycell Secures $1.62M Investment as Bridge Round to Series A Led by Keen Growth Capital

In the Press

NUTRA ingredients-usa.com · NEW YORK POST · CISION PR Newswire · NUTRA ingredients-usa.com · CISION PR Newswire · nutrition insight

SHOW MORE

Meet Our Team



Douglas V. Giampapa

Founder, CEO, Manager on LLC Management Committee

Doug is a graduate of Cornell University. He led the turnaround of an insolvent company that became Healthycell. He built the team from the ground up, raised capital, acquired rights to MICROGEL™ technology, and branded the company. As the Founder, CEO, and Board Member, he leads the company, manages staff and operations, and is accountable for hitting milestones and ultimate company success. He also leads R&D initiatives.



Joseph E. Rolston

CFO

Joe is a CPA who previously worked with Deloitte and UPM (United Paper Mill), developing expertise in SEC (10-K, 10-Q, 8-K) reporting from public entity work, audit coordination, and financial modeling. His broad experience includes wholesale and retail apparel, medical device, pharma, manufacturing, and distribution industries. He manages Healthycell's financial strategy, budgeting and planning, bookkeeping, tax work, and COGS reduction.



Jill S. Oliver

VP of Retail Sales

Jill is a former Executive VP for New Hope Natural Media (the natural product industry's largest trade organization), Renew Life Formulas, and Co-founder of a children's drink company. With 25 years of experience in the natural products industry, she successfully built sales teams that have hit sales goals with each company. She leads independent and chain retail sales growth for Healthycell and manages distributors UNFI and KeHE.



Katie Vita

Director of Corporate Training

Katie has a degree in Nutritional Science and Dietetics from Rutgers University, and she is a certified health coach via Precision Nutrition. She managed Healthycell customer service for five years and has now moved into the role of Director of Corporate Training. She completes the product training curriculum, onboards and trains retail staff at independent and chain retail stores.



Travis John

Digital Marketing / Partnership Sales Manager

Travis has helped early-stage health companies grow sales via digital marketing, strategic partnerships, and affiliate programs. His proven customer acquisition and growth hacking strategies helped Chili Technology grow revenue from $1 million to over $8 million in 2.5 years and increase U.S. sales for the supplement brand Activation Products by more than $2 million per year. He manages Healthycell's partnerships, affiliates, SEM, and digital technology stack. Travis serves this role as a 1/2 FTE (approximately 20 hours per week), with core marketing responsibilities delegated to competent agencies.



Bridgit Martin

Customer Experience Manager

Bridgit holds a Master of Science degree in Nutrition and Food Science and has 13 years of teaching experience in health education. She uses her background in education to help educate customers and serves as the Customer Experience Manager for Healthycell.



Dr. Vincent Giampapa, MD

Product Formulator, Key Opinion Leader, Manager on LLC Management Committee

Dr. Giampapa is a world-renowned medical doctor, surgeon, health author, inventor, and cellular aging expert. He has been featured on Discovery Science Channel's stem cell special with Stephen Hawking, FOX, CNN, and several other media outlets. He formulates products for Healthycell, oversees clinical studies, and serves as a key opinion leader in public forums. Dr. Giampapa serves this role in a part-time capacity (approximately 4 hours per week).



Aaron Lowe

Supply Chain, Logistics and Inventory Manager

Aaron has used his attention to detail, problem solving skills and creativity to help a wide variety of quality companies and brands launch, grow and thrive. His deep-seated entrepreneurial spirit is now focused on driving operational efficiencies in supply chain, logistics and inventory management for Healthycell.



Peng Ye

Manager on LLC Management Committee

Peng is a successful businessman who held executive roles at Alibaba, PingAn Group, and Tmall. He is currently the Founding Partner at E-He fund in Beijing City, China.



Jonathan Smiga

Manager on LLC Management Committee

Jonathan is the Managing Partner of KEEN Growth Capital (KGC), a venture capital firm investing in natural food and Pharma with an eye towards improved health and nutrition. From early stage CPG to patented food tech and food science, KGC has created top decile returns while delivering social impact.



Dr. Michael Nobel, PhD

Manager on LLC Management Committee

Dr. Nobel is Executive Chairman since 2014 of the Nobel Sustainability Trust Foundation in Zürich, which gives annual awards for inventions and developments in sustainable technology.

He participated in the initial introduction of magnetic resonance imaging as vice president of Fonar Corporation and served as Executive Chairman of the Magnetkameran Group from 1991 to 2006. For 15 years he represented the Nobel Family as Vice Chairman and Chairman of its Board of Directors. He has consulted for Unesco in Paris and the United Nations Social Affairs Division in Geneva for evaluation of drug abuse prevention programs.

His academic position is that of Distinguished Professor at the Research Institute for Natural Science and Technology of Osaka City University and guest Professor at the Peace Research Institute of the Soka University, Tokyo and the Kyosei Faculty of Seisa University, Oiso in Japan.

Offering Summary

Company	Life Science Institute LLC
Corporate Address	3301 Salterbeck Street, Suite 102, Mount Pleasant, SC 29466
Offering Minimum	$9,999.78
Offering Maximum	$1,069,998.79
Minimum Investment Amount (per investor)	$100.63

Terms

Offering Type	Equity
Security Name	Common Class E
Minimum Number of Shares Offered	34,482
Maximum Number of Shares Offered	3,689,651
Price per Share	$0.29
Pre-Money Valuation	$15,394,820.52

**Maximum Number of Units Offered subject to adjustment for bonus units. See Bonus info below.*

Company Perks*

Time-Based:

Super Early Bird Bonus

Invest within the first 48 hours and receive an additional 7% bonus units.

Early Bird Bonus

Invest within the first week and receive an additional 5% bonus units.

Amount-Based:

$500+ | Tier 1

Invest over $500 and get a free 1st month of any product on subscription.

$1,000+ | Tier 2

Invest over $1,000 and get a super high-quality, ultra-comfortable Healthycell t-shirt, and a free 1st month of any product on subscription.

$2,000+ | Tier 3

Invest over $2,000 and get a super high-quality, ultra-comfortable Healthycell t-shirt, and a free 1st month of any product on subscription, and 3% bonus units.

$5,000+ | Tier 4

Invest over $5,000 and get a super high-quality, ultra-comfortable Healthycell t-shirt, and a free 1st month of any product on subscription, and 4% bonus units.

$10,000+ | Tier 5

Invest over $10,000 and get a super high-quality, ultra-comfortable Healthycell t-shirt, and a free 1st month of any product on subscription, and 5% bonus units.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Healthycell will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 Common Class E Units at $0.29 per unit, you will receive 110 Common Class E Units, meaning you'll own 110 Common Class E Units for $29. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Fundraising Round Ending Early: Only 8 Days Left!

less than a minute ago

We have been growing so fast that our sales warrant a higher valuation than $15.4 million. For this reason, we are ending our campaign early. Thank you to all investors who participated so far.


healthycell®
Disrupting the $58 Billion Dietary Supplement Industry
CAMPAIGN ENDING EARLY!!!

New Customer Growth is Very Strong

23 days ago

Our active customer base has more than doubled to 4,760 since July.


New Customers and Returning Customers
New Customers
Returning Customers
5000
4000
3000
2000
1000
0
Jan 2021
Mar 2021
May 2021
Jul 2021
Sep 2021
Month

New Customer Growth at All-Time Highs

about 1 month ago

Our customer base is growing faster than ever before!

In November we brought in over 2,000 new customers.

The growth in new customers is one of the reasons we are also seeing record sales.



New Customers and Returning Customers
New Customers
Returning Customers
5000
4000
3000
2000
1000
0
Jan 2021
Mar 2021
May 2021
Jul 2021
Sep 2021
Month

Healthycell Expands in 20 Stores Across Florida, Arkansas, Oklahoma and Missouri

about 1 month ago

Retail sales are expanding!



REM SLEEP
BIOACTIVE MULTI

Healthycell has launched its MICROGEL™ supplements in 20 stores across Florida, Arkansas, Oklahoma, and Missouri in partnership with Healthy Edge Retail group that sources products for Akin's Natural Foods, Chamberlin's, and Earth Origins Market.

Read the full press release here: https://www.prnewswire.com/news-releases/healthycell-supplements-now-available-at-akins-chamberlins--earth-origins-stores-301435974.html

Healthycell Hits 2021 Sales Record !!!

about 1 month ago

We broke $315,000 in sales this November!

That's a new record this year!



Monthly Sales
$400,000
$300,000
$200,000
$100,000
$0
Sales
Jan 2021
Mar 2021
May 2021
Jul 2021
Sep 2021
Month

We've achieved these sales with major out-of-stock issues. We are *still* out of stock on 20% of our products. With supply coming under control shortly, I see a 2022 of **MAJOR** growth.

The run rate based on this number is annual sales of $3.78 million. At a 5x multiple, this puts the valuation of our company at $18.9 million. You have the chance (for now) to invest at a $15.4 million valuation!

Human Clinical Trial Results: MICROGEL™ Shows 265% More Absorption Compared to Tablets!

about 1 month ago

We are thrilled to announce our **IRB-approved, double-blind, randomized, crossover human clinical trial** assessing the absorption of a nutrient delivered in our patent-pending microgel format vs. tablet format.

Statistically Significant Results:

1. The nutrient delivered via MICROGEL™ resulted in **265% more absorption** compared to tablets, as measured by incremental area under the curve (iAUC).
2. The nutrient delivered via MICROGEL™ drove a **maximum nutrient concentration in blood 244% higher** compared to tablets, as measured by incremental maximum concentration (iC).

Figure 3. Serum concentration of α-tocopherol



α-tocopherol (mg/L)
18
16
14
12
10
0
2
4
8
12
hours
Gel
Tab
*
*

Data are mean and standard error of the mean. * = significantly different between conditions ($p<0.05$)

We've always been confident in the absorption offered by our gel-based supplements because they are fully soluble, and solubility is one of the gold standard surrogates for bioavailability. This human clinical study validates that confidence. The study will be submitted to peer-reviewed nutrition journals for publication.

The nutrient tested was Vitamin E as alpha-tocopherol. We plan to commission additional studies using other nutrients (vitamins, minerals, or botanical extracts) to continue building our data repository around supplement bioavailability.

Studies like this differentiate Healthycell from competitors in the dietary supplement industry.

We've passed $200K and have some exciting news!

about 2 months ago

We are thrilled to announce that we have over $200K raised already! Thank you to our current 198 investors who believe in improving the way 240 million people take supplements every day in the U.S. with a solution designed to offer:

- A pill-free, great-tasting experience for the 40% of people who have difficulty swallowing pills
- Nutrients that can be absorbed (via our patent-pending MICROGEL™ technology)
- Results that can be measured (via our test kits coming soon)

By solving the challenges of traditional tablets and capsules, we're disrupting the massive and growing $58 billion dietary supplement industry. This creates an opportunity for sizable growth in the coming 12 to 24 months.

Newsflash!!!

RITE AID

We were contacted by Rite Aid and recently held an intro call with two category managers. They requested samples and are interested in the possibility of Healthycell at their 2,450 store chain. This is in addition to CVS, the 9,800 store chain with which we are currently doing product testing.

END OF UPDATES

Comments (8 total)

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Harish A. 21 INVESTMENTS 2 months ago
Please inform when your fundraise close.
0 View 3 replies

Tom W. SE OWNER 24 INVESTMENTS 2 months ago
What is the gel pack packaging made from? Not the box, but the squeeze pack. Given nearly no one will recycle it after use, what is the natural break down life cycle of this material?
0 View 1 reply

Jim M. 7 INVESTMENTS 2 months ago
Excuse my ignorance. Is this an investment where an investor can make a profit? Do the shares change in value and are they every able to be liquidated?
0 View 1 reply

Marc R. SE OWNER 98 INVESTMENTS 3 months ago
I was on your website. Can you explain why the anti-aging products are pills instead of the MICROGEL? Are you going to make those in Microgel format?

What is the next phase in the roadmap, I know you're doing a trial period with CVS and then looking at expansion there, Are there any other national chains, or are you going to look at nursey homes or retirements facilities, or focus more on e-commerce and marketing there?
0 View 1 reply

Brett R. SE OWNER 21 INVESTMENTS 3 months ago
Looks like an interesting product. The security you're selling appears to be a LLC unit. If that's correct, does the entity report income taxes as a partnership, S-, or C-corporation, i.e. would I be receiving a Schedule K-1 for reporting on my personal tax return?
0 View 1 reply

MURALI N. 19 INVESTMENTS 3 months ago
Thanks Douglas for the quick answer (sorry can't ask follow up question on the same thread due to SE design :) so i am asking another one separately)

1) Did you have findings (or plan to do research) on how much absorption rate is proven (by individual labs)
2) How much is your avg. customer cost (again if u can share only ... can say %) . or in other words , what is your avg. retention rate of customers (example : I get 3 X my spending on customers).

My 1st question on absorption maybe the best selling point for new customers (if they are pinched on $$s).

Finally i wish the early bonus 7% is in addition to STartengine bonus (which i already have) ...
0 View 1 reply

MURALI N. 19 INVESTMENTS 3 months ago
Good day,
1) How did u come up with 15M valuation (hope not based on the global opportunity) but based on sales
2) Your net income (minus expense) is negative so what caused it .
3) (If you can) what is the cost of product and gross margin . In other words, why will consumer buy this than the regular bottle pill (if that is cheaper). You can't depend on people not eating pills for this as that population (is small and) still has an alternate method to consume like current one (by grinding , mixing etc.,)

Thanks
0 View 1 reply

---

venkata a. SE OWNER 7 INVESTMENTS 3 months ago
I have couple of question.

1) what are the terms on which keen growth capital invested in July 2021?
2) Do you have any audited or unaudited results for the first 6 months of this year?
3)
0 View 1 reply

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Doug:

We believe in the power of human potential. Each of us is born with it, powered by the 40 trillion cells that make us. But most people never reach their true potential because they never experience optimal health.

But what if we could change that, transforming you into your healthiest self?

Over 90% of people in this country are deficient in at least one essential vitamin or mineral, so 76% of Americans take dietary supplements (mostly in pill form). Almost the entire market is pills, yet 40% of supplement users have difficulty swallowing pills (and liquids and powders can get messy quickly). Another two-thirds lack the confidence that their supplements are even working.

That's largely because the industry standard for supplements— pills — are absorbed poorly.

Over one hundred seventy million Americans are spending over $50 billion per year on products they don't like to take, when they're not even sure if they work!

This industry hasn't changed much since the 1930s, back when we were using rotary phones!

At Healthycell, we've created a pill-free experience that is delicious, convenient, and ultra-absorbable. Our multi-ingredient formulas contain clinically effective dosages and just one gel pack of our MICROGEL™ technology delivers a nutrient load equivalent to as many as 15 different pills.

It's more natural too - no fillers, no flow agents, no coatings, just the nutrients you need without the vitamin taste. Enjoy on-the-go straight from the gel pack, add it to a drink, or blend it in a smoothie. No refrigeration required. We've figured out how to easily give your body what it craves.

Our patent-pending innovative technology in this field is disrupting the U.S. dietary supplement market that is set to reach $59 billion by 2025. That's why we've already seen over $2.1M in sales in 2020, and have a 4.5-star average rating across Amazon and our website.

Our team has a combined 81 years of experience in dietary supplements, with a track record of success to keep the momentum growing.

We've solved the absorption problem and the pill problem. Our next steps are clear. We intend to spread the word, add to our growing our customer base, and further develop our test kits so people can track their nutrient levels, witnessing our MICROGEL™ at work.

We also have licensing opportunities with beverage companies and large retailer interest, so our MICROGEL™ can get into more hands (and bodies). We're fixing the three major things wrong with the current industry by providing people nutrients they can absorb, results they can measure, and a pill-free experience they'll love.

Fueled by our expertise and passion, we are empowering individuals to transform their lives from the inside out with our MICROGEL™.

Pills contain nutrients. Gels deliver them. And now you can be a part of it. Invest in Healthycell and become part of the future.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

WRITTEN CONSENT

OF THE MANAGEMENT COMMITTEE

OF
LIFE SCIENCE INSTITUTE LLC

(a Delaware limited liability company)

September 28, 2021

The undersigned, being (i) Management Committee of Life Science Institute LLC, a Delaware limited liability company (the "**Company")** acting pursuant to the Delaware Limited Liability Company Law, do hereby take the following actions, by written consent to action without a meeting, and hereby consent and agree to the following resolutions without a meeting;

APPROVAL OF AMENDED AND RESTATED OPERATING AGREEMENT

WHEREAS, the Management Committee believes that it is in the best interest of the Company to Amend and Restate the Limited Liability Company Agreement as, attached hereto (the "**Amended and Restated Operating Agreement**"):

NOW, THEREFORE, BE IT RESOLVED, that the forms, terms and conditions of the Amended and Restated Operating Agreement be, and the same hereby is, ratified and confirmed as the Limited Liability Company Operating Agreement of the Company; and it is further

RESOLVED, that the Amended and Restated Operating Agreement is approved;

RESOLVED, that any acts or things heretofore done or caused to be done and any documents, agreements, instruments or certificates heretofore signed and delivered by the Manager of the Company to effectuate or carry out the purposes and intent of the foregoing resolutions are hereby ratified and approved.

[Signature Page Follows]

THE CLASS B-1 MEMBERS:

____

By: Peng Ye, Success Asia (Hong Kong) LTD

____

By: Maggie Liu, Goldlea, Inc.

THE CLASS B-2 MEMBERS:

____

Douglas Giampapa

____

Dr. Vincent Giampapa

Class A - Bridge Preferred Members:

____

Jonathan Smig, Keen Growth Capital CIF Fund II LP

____

Jonathan Smiga, Keen Growth Capital Fund II LP

____

James Cole, BB5, a Series of Assure Labs 2021, LLC

____

Douglas Giampapa

____

Dr. Vincent Giampapa

THE CLASS C MEMBERS:

____

Dr. Michael Nobel

IN WITNESS WHEREOF, the undersigned has executed this Written Consent as of the date first written above.

MANAGERS

____
By: Douglas Giampapa

____
By: Dr. Vincent Giampapa

____
By: Peng Ye

____
By: Jonathan Smiga

____
By: Dr. Michael Nobel

IN WITNESS WHEREOF, the undersigned has executed this Written Consent as of the date first written above.

MANAGERS

____
By: Douglas Giampapa

____
By: Dr. Vincent Giampapa

____
By: Peng Ye

Jonathan Smiga
By: Jonathan Smiga

____
By: Dr. Michael Nobel

IN WITNESS WHEREOF, the undersigned has executed this Written Consent as of the date first written above.

MANAGERS

____
By: Douglas Giampapa

____
By: Dr. Vincent Giampapa

____
By: Peng Ye

____
By: Jonathan Smiga

____
By: Dr. Michael Nobel

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT OF
LIFE SCIENCE INSTITUTE LLC

a Delaware Limited Liability Company

Dated as of
September 28, 2021

MEMBERSHIP INTERESTS (REFERRED TO HEREIN AS "**UNITS**") IN LIFE SCIENCE INSTITUTE LLC, A DELAWARE LIMITED LIABILITY COMPANY, HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, THE SECURITIES OR "BLUE SKY" LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE SECURITIES LAWS AND HAVE NOT OTHERWISE BEEN REGISTERED WITH OR QUALIFIED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR ANY OTHER JURISDICTION. THE UNITS ARE BEING SOLD IN RELIANCE UPON EXEMPTIONS FROM SUCH REGISTRATION OR QUALIFICATION REQUIREMENTS. THE UNITS MUST BE ACQUIRED FOR INVESTMENT ONLY AND CANNOT BE SOLD, PLEDGED, HYPOTHECATED, TRANSFERRED, ASSIGNED OR OTHERWISE DISPOSED OF AT ANY TIME EXCEPT IN COMPLIANCE WITH (i) THE RESTRICTIONS ON TRANSFERABILITY CONTAINED IN THIS AGREEMENT, AND (ii) APPLICABLE FEDERAL, STATE AND OTHER SECURITIES LAWS. THEREFORE, PURCHASERS OF THE UNITS WILL BE REQUIRED TO BEAR THE RISK OF THEIR INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT OF
LIFE SCIENCE INSTITUTE LLC

THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (as amended from time to time, and including the Schedules, Exhibits and Annexes hereto, this "**Agreement**") of Life Science Institute LLC (the "**Company**"), is entered into effective as of September 28, 2021 (the "**Effective Date**"), by and among the Members.

R E C I T A L S

WHEREAS, the Certificate of Formation of the Company was executed and filed with the Office of the Secretary of State of the State of Delaware on January 21, 2012;

WHEREAS, the Company, and the Members entered into an operating agreement dated July 10, 2021 (the "**Old Operating Agreement**");

WHEREAS, the Members desire to amend and restate the Old Operating Agreement, and enter into this Agreement as of the Effective Date to, among other things, (a) provide for the management of the Company, (b) set forth the rights and obligations of the Members, and (c) establish and operate the Company as a limited liability company in accordance with the Delaware Limited Liability Company Act, 6 Del. C. §18 101, et seq. (as it may be amended or succeeded from time to time, the "**Act**"), and pursuant to the terms and conditions contained herein.

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1. ARTICLE I
ORGANIZATIONAL MATTERS

1.1. **Formation**. The Members agree that the Company was formed as a limited liability company under the Act. The rights and obligations of the Members, and the administration and termination of the Company, shall be governed by this Agreement and the Act. In the event of any inconsistency between any terms and conditions contained in this Agreement and any nonmandatory provisions of the Act, the terms and conditions contained in this Agreement shall govern. This Agreement shall be considered the "Limited Liability Company Agreement" of the Company within the meaning of Section 18 101(7) of the Act.

1.2. **Name**. The name of the Company is "Life Science Institute LLC". The Management Committee may change the name of the Company, from time to time, in accordance with applicable law.

1.3. **Principal Place of Business**; Other Places of Business. The principal place of business of the Company shall be located at such place as the Management Committee may from time to time designate. The Company may maintain offices and places of business at such other place or places within or outside the State of Delaware as the Management Committee deems advisable.

1.4. **Business Purpose**. The Company is organized to: (1) formulate, market, sell and distribute proprietary nutraceuticals and cosmeceuticals to clients, (2) develop new micronutrient delivery technologies, (3) develop intellectual property around formulations and newly developed technologies, and (4) any other lawful business, purpose or activity as may be determined from time to time by the Management Committee in which a limited liability company may be engaged under applicable law (including the Act) (collectively, the "**Business**").

1.5. **Certificate of Formation; Filings**. The Certificate was previously filed in the Office of the Delaware Secretary of State as required by the Act. The Management Committee may cause to be executed and filed any duly authorized amendments to the Certificate from time to time in a form prescribed by the Act. The Management Committee shall also cause to be made, on behalf of the Company, such additional filings and recordings as the Management Committee shall reasonably deem necessary or advisable in furtherance of the Business.

1.6. **Designated Agent for Service of Process**. So long as required by the Act, the Company shall continuously maintain a registered office and a designated and duly qualified agent for service of process on the Company in the State of Delaware.

1.7. **Term**. The term of the Company commenced on the date that the Certificate was filed with the Office of the Delaware Secretary of State, and shall continue in perpetuity unless the Company is dissolved in accordance with **Article 8**. Notwithstanding the dissolution of the Company, the existence of the Company shall continue until termination pursuant to this Agreement.

2. ARTICLE II
DEFINITIONS

2.1. Capitalized words and phrases used and not otherwise defined elsewhere in this Agreement shall have the following meanings:

“**Act**” is defined in the Recitals. “**Actions**” is defined in Section 6.6.

“**Additional Member**” is defined in Section 3.3.1.

“**Adjusted Capital Account**” means, with respect to any Member, the balance in such Member’s Capital Account as of the end of the relevant fiscal year or other applicable period, after giving effect to the following adjustments:

(a) increase such Capital Account by any amounts that such Member is obligated to restore pursuant to this Agreement or is deemed to be obligated to restore pursuant to Regulations Section 1.704-1(b)(2)(ii)(c) or the penultimate sentence of each of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(b) decrease such Capital Account by the items described in Regulations Sections 1.704 1(b)(2)(ii)(d)(4), (5) and (6).

The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Regulations Section 1.704 1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

“**Affiliate**” means, with respect to any Person, any other Person who controls, is controlled by or is under common control with such Person. As used in this definition, “**control**” (including its correlative meanings, including “**controlled by**” and “**under common control with**”) shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

“**Agreement**” is defined in the Preamble.

“**Arbitrator**” is defined in Section 10.4.1.

“**Assignee**” means any Person to which a Member or Assignee Transfers all or any portion of its Units in accordance with Article 7, but which has not been admitted to the Company as a Substitute Member pursuant to Section 7.5.

“**Available Assets**” means, with respect to any fiscal year or other period, all Company assets that the Management Committee determines are available for distribution after deducting such amounts as the Management Committee deems necessary or appropriate for expenses and reserves (including for: (a) the payment of operating expenses; (b) payments in connection with any loan to the Company or any other loan secured by a lien on any Company assets; (c) capital expenditures; and (d) any other amounts set aside for the restoration, increase or creation of reserves).

“**Bankruptcy**” means, with respect to any Person, the occurrence of any event described in Section 18-304 of the Act with respect to such Person.

“**Business**” is defined in Section 1.4.

"**Callable Interests**" and "**Call Price**" are defined in Section 3.3.3.f

"**Capital Account**" means the capital account maintained for each Member on the Company's books and records in accordance with the following provisions:

(a) To each Member's Capital Account there shall be added (i) such Member's Capital Contributions, (ii) such Member's allocable share of Net Income and any items in the nature of income or gain that are specially allocated to such Member pursuant to Section 5.3 and Annex I, and (iii) the amount of any Company liabilities assumed by such Member or that are secured by any Company property distributed to such Member.

(b) From each Member's Capital Account there shall be subtracted (i) the amount of (A) cash and (B) the Gross Asset Value of any Company assets (other than cash) distributed to such Member (other than any payment of principal and/or interest to such Member pursuant to the terms of a loan made by the Member to the Company) pursuant to any provision of this Agreement, (ii) such Member's allocable share of Net Loss and any items in the nature of expenses or losses that are specially allocated to such Member pursuant to Section 5.3 and Annex I, and (iii) the amount of any liabilities of such Member assumed by the Company or that are secured by any property contributed by such Member to the Company.

(c) In the event any Unit is Transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the Transferred Unit. In the case any Unit is Transferred at a time when an election under Code Section 754 is in effect, the Capital Account of the transferee Member shall not be adjusted to reflect the adjustments to the adjusted tax basis of Company Assets required under Code Sections 754 and 743, except as otherwise required or permitted by Regulations Section 1.704-1(b) (2) (iv) (m).

(d) In determining the amount of any liability for purposes of subparagraphs (a) and (b) above, there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations.

(e) The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Sections 1.704-1(b) and 1.704-2 and shall be interpreted and applied in a manner consistent with such Regulations. In the event that the Management Committee shall determine that it is necessary or prudent to modify the manner in which the Capital Accounts, or any additions thereto or subtractions therefrom, are computed in order to comply with such Regulations, the Management Committee may make such modification. The Management Committee shall also make (i) any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of Company capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with Regulations Section 1.704-1(b)(2)(iv)(q), and (ii) any appropriate modifications in the event that unanticipated events might otherwise cause this Agreement not to comply with Regulations Sections 1.704-1(b) or 1.704-2.

"**Capital Contributions**" means: (a) with respect to any Member, the total amount of cash and the initial Gross Asset Value of property (other than cash) contributed to the capital of the Company by such Member; or (b) where the context requires, any particular such contribution individually. For the avoidance of doubt, no loans made by a Member to the Company shall constitute or be deemed or construed to constitute Capital Contributions.

"**Certificate**" means the Certificate of Formation of the Company filed under the Act in the Office of the Delaware Secretary of State for the purpose of forming the Company as a Delaware limited liability company, and, as the context requires, any duly authorized, executed and filed amendments or restatements thereof.

"**Change in Form**" is defined in Section 9.1.

"**Change of Control**" means the transfer or issuance of any interest in, or the occurrence of any other event in respect of, any specified Person that is not a natural person (or a series of related such occurrences) such that a majority of the voting and/or economic interests in such specified Person is held directly or indirectly by Persons other than the Person(s) holding a majority of such interests as of the Effective Date or immediately prior to such transaction or series of related transactions (whether by merger, reorganization, recapitalization or otherwise) or the sale, transfer, license or other disposition of all or substantially all of the assets of the Company.

"Class A - Bridge Preferred Member"- means each person who receives Class A - Bridge Preferred Units and is admitted as a Class A - Bridge Preferred Member pursuant to this Agreement, and each transferee of all or any portion of the Class A - Bridge Preferred Units in accordance with Article VII and admitted as a Substitute Member in respect thereof pursuant to Section 7.5

"**Class A - Bridge Preferred Units**" means Units designated as Class A - Bridge Preferred Units having the rights and privileges as set forth in this Agreement.

"**Class A Member**" means each Person who receives Class A Units and is admitted as a Class A Member pursuant to this Agreement, and each transferee of all or any portion of the Class A Units in accordance with Article 7 and admitted as a Substitute Member in respect thereof pursuant to Section 7.5.

"Class B Member" means John Malone.

"**Class B-1 Member**" means each person who receives Class B-1 Units and is admitted as a Class B-1 Member pursuant to this Agreement, and each transferee of all or any portion of the Class B-1 Units in accordance with Article VII and admitted as a Substitute Member in respect thereof pursuant to Section 7.5.

"**Class B-2 Member**" means each person who receives Class B-2 Units and is admitted as a Class B-2 Member pursuant to this Agreement, and each transferee of all or any portion of the Class B-2 Units in accordance with Article VII and admitted as a Substitute Member in respect thereof pursuant to Section 7.5.

"**Class C Member**" means each Person who receives Class C Units and as admitted as a Class C Member pursuant to this Agreement, and each transferee of all or any portion of the Class C Units in accordance with Article VII and admitted as a Substitute Member in respect thereof pursuant to Section 7.5.

.

"**Class E Common Member**" means each Person who receives Class E Common Units and as admitted as a Class E Common Member pursuant to this Agreement, and each transferee of all or any portion of the Class E Common Units in accordance with Article VII and admitted as a Substitute Member in respect thereof pursuant to Section 7.5.

"Class E Common Raise": means that certain capital raise occurring simultaneously with the execution of this Agreement pursuant to Regulation A, of up to $1,070,000.

"Class E Common Units:" means Units designated as Class E Common Units having the rights and privileges as set forth in this Agreement

"**Class A Units**" means Units designated as Class A Units having the rights and privileges as set forth in this Agreement.

"**Class B Units**" means Units designated as Class B Units having the rights and privileges as set forth in this Agreement.

"**Class B-1 Units**" means Units designated as Class B-1 Units having the rights and privileges as set forth in this Agreement.

"**Class B-2 Units**" means Units designated as Class B-2 Units having the rights and privileges as set forth in this Agreement.

"**Class C Units**" means up to 5,604,367 Units designated as Class C Units having the rights and privileges as set forth in this Agreement which may if the Company elects to be taxed as a partnership be granted as "profits interests" pursuant to IRS Revenue Procedure 93-27 and IRS Revenue Procedure 2001-43 and the provisions of this Agreement shall be interpreted and applied consistently with such intent.

"**Code**" means the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).

"**Company**" is defined in the Preamble.

"**Company Minimum Gain**" has the meaning set forth in Regulations Sections 1.704-2(b)(2) and 1.704 2(d)(1) for the term "partnership minimum gain."

"**Cumulative Tax**" for a Member with respect to a Fiscal Year means the highest Cumulative Tax for the Member with respect to the applicable Fiscal Year but not more than 50%.

"**Depreciation**" means, for each fiscal year or other applicable period, an amount equal to the federal income tax depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount that bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis; *provided, however*, that if the federal income tax depreciation, amortization or other cost recovery deduction for such year or other period is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Management Committee.

"**Dispute Notice**" is defined in Section 10.4.1.

"**Disputes**" is defined in Section 10.4.

"**Drag-Along Notice**" is defined in Section 7.10.1.

"**Drag-Along Transfer**" is defined in Section 7.10.1.

"**Drag-Along Transferors**" is defined in Section 7.10.1.

"**Economic Interest**" means a Person's right to share in the Net Income, Net Loss, or similar economic items of, and to receive distributions as made from, the Company, but does not include any other rights of a Member (such as any rights to vote or to participate in the management of the Company), or, except as specifically provided in this Agreement or required under the Act, any right to information concerning the business and affairs of the Company. For the avoidance of doubt (and without limiting the generality of the foregoing): (a) an Assignee shall have an Economic Interest only, and no other interest in the Company; (b) no Economic Interest shall have any right or interest greater than that of the Membership Unit from which it derives; (c) an Economic Interest shall be subject to all of the obligations of, and restrictions applicable to, the Membership Unit (or portion thereof) from which it derives (including any capital contribution obligations); and (d) all Economic Interests shall have Capital Accounts that shall be maintained in a manner consistent with this Agreement.

"**Effective Date**" is defined in the Preamble.

"**Election Notice**" is defined in Section 3.3.3.f

"**Encumbrance**" means a pledge, alienation, mortgage, hypothecation, adverse claim, interest, lien or similar encumbrance or collateral assignment by any other means, whether for value or no value and whether voluntary or involuntary (including by operation of law or by judgment, levy, attachment, garnishment, Bankruptcy or other legal or equitable proceedings).

"**Equity Securities**" means any and all equity securities of a subsidiary of the Company and any securities of the subsidiary convertible into, or exchangeable or exercisable for, such equity securities, and warrants or other rights to acquire such equity securities.

"**ERISA**" means Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended from time to time (or any corresponding provisions of succeeding law).

"**Final Notice**" is defined in Section 3.3.3(h)

"**Gross Asset Value**" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset on the date of contribution, as determined by the Management Committee.

(b) The Gross Asset Values of all Company assets immediately prior to the occurrence of any event described in clauses (i) through (v) below shall be adjusted to equal their respective gross fair market values, as determined by the Management Committee using such method of valuation as it may adopt, as of the following times:

(i) the acquisition of a Unit by a new or existing Member in exchange for more than a de minimis Capital Contribution, if the Management Committee determines that such adjustment is necessary or appropriate to reflect the relative Economic Interests of the Members in the Company;

(ii) the distribution by the Company to a Member of more than a de minimis amount of cash or other Company assets as consideration for a Unit, if the Management Committee determines that such adjustment is necessary or appropriate to reflect the relative Economic Interests of the Members in the Company;

(iii) the liquidation or dissolution of the Company within the meaning of Regulations Section 1.704 1(b)(2)(ii)(g);

(iv) the grant of a Unit (other than a de minimis Unit grant) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a member capacity, or by a new Member acting in a member capacity or in anticipation of becoming a Member of the Company, if the Management Committee determines that such adjustment is necessary or appropriate to reflect the relative Economic Interests of the Members in the Company; and

(v) at such other times as the Management Committee shall determine necessary or advisable in order to comply with Regulations Sections 1.704-1(b) and 1.704-2.

(c) The Gross Asset Value of any Company asset distributed to a Member shall be the gross fair market value of such asset on the date of distribution as determined by the Management Committee.

(d) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m); *provided, however*, that Gross Asset Values shall not be adjusted pursuant to this subparagraph (d) to the extent that the Management Committee determines that an adjustment pursuant to subparagraph (b) above is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (d).

(e) If the Gross Asset Value of any asset has been determined or adjusted pursuant to subparagraphs (a), (b) or (d) above, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Net Income and Net Loss.

"**Guaranteed Payments**" means any guaranteed payment within the meaning of Section 707(c) of the Code.

"**Incapacity**" means, with respect to any Person, the entry of an order of incompetence or of insanity, or the dissolution, Bankruptcy or termination (other than by merger or consolidation) of such Person.

"**Incentive Grant**" is defined in Section 6.1.4.

"**Indemnitee**" is defined in Section 6.6.1.

"**JAMS**" is defined in Section 10.4.2.

"**Liabilities**" is defined in Section 6.6.1.

"**Liquidator**" is defined in Section 8.5.1.

"**Management Committee**" means the committee composed of the Managers appointed in accordance with Section 6.1.1.

"Management Committee Approved Budget" means the Company's annual line item budget detailing the proposed sources and uses of funds and the income and expenditures of the Company, including capital expenditures, for the upcoming Fiscal Year, which budget shall only be approved and amended by the vote of the Management Committee; if the Management Committee does not adopt a budget for a particular Fiscal Year before the beginning of such Fiscal Year then the budget for the prior Fiscal Year increased by a 3% CPI increase shall be adopted as the budget until the Management Committee adopts a new budget.

"**Manager**" has the meaning set forth in Schedule 6.1.1.

"**Member Minimum Gain**" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulations Section 1.704 2(i)(3) with respect to "partner nonrecourse debt minimum gain."

"**Member Nonrecourse Debt**" has the meaning set forth in Regulations Section 1.704 2(b)(4) for the term "partner nonrecourse debt."

"**Member Nonrecourse Deductions**" has the meaning set forth in Regulations Section 1.704 2(i) for the term "partner nonrecourse deductions."

"**Member of the Immediate Family**" means, with respect to any Member who is an individual, each parent, spouse, ex-spouse, grandparent, child (including those adopted) or grandchild of such individual and each custodian or guardian of any property of any one or more of such Persons in the capacity as such custodian or guardian.

"**Members**" means the Class A Members, the Class B Members, the Class B-1 Members, the Class B-2 Members, the Class A - Bridge Preferred Members, and the Class C Members and each Person holding Units who has been admitted as a member in accordance with this Agreement, as reflected in the books and records of the Company, as amended from time to time (including any Substitute Members and any Additional Members), each in its capacity as a member of the Company for so long as it holds a Unit, with each Member being referred to, individually, as a "**Member.**"

"**Membership Unit**" or "**Unit**" means the entire ownership interest of a Member in the Company at any particular time, including the Member's Economic Interest, any and all rights to vote and otherwise participate in the Company's affairs, and the rights to any and all benefits to which a Member may be entitled as provided in this Agreement, together with the obligations of such Member to comply with all of the terms and provisions of this Agreement.

"Net Income" or "**Net Loss**" means, for each Fiscal Year or other applicable period, an amount equal to the Company's taxable income or loss, as the case may be, for such year or other period determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, deduction or credit required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss, as applicable), with the following adjustments:

(a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Income or Net Loss pursuant to this definition shall increase the amount of such taxable income or decrease the amount of such taxable loss;

(b) Any expenditure of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704 1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Income or Net Loss pursuant to this definition, shall decrease the amount of such taxable income or increase the amount of such taxable loss;

(c) If the Gross Asset Value of any Company asset is adjusted in accordance with subparagraph (b) or (c) of the definition of "**Gross Asset Value**", the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the Gross Asset Value of the asset) or loss (if the adjustment decreases the Gross Asset Value of the asset) from the disposition of the asset and shall be taken into account for the purposes of computing Net Income and Net Loss, as applicable;

(d) Gain or loss resulting from any disposition of Company assets where such gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the Company assets disposed of, notwithstanding that the adjusted tax basis of such Company assets differs from its Gross Asset Value;

(e) In lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such year or other period;

(f) To the extent an adjustment to the adjusted tax basis of any Company assets pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's Units, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for the purposes of computing Net Income and Net Loss, as applicable; and

(g) Notwithstanding any other provision of this definition, any items that are specially allocated pursuant to Section 5.3 and Annex I shall not be taken into account in computing Net Income or Net Loss. The amounts of the items of Company income, gain, loss or deduction available to be so specially allocated shall be determined by applying rules analogous to those set forth in this definition.

"**Nonrecourse Deductions**" has the meaning set forth in Regulations Sections 1.704-2(b)(1) and 1.704-2(c).

"**Nonrecourse Liability**" has the meaning set forth in Regulations Sections 1.704-2(b)(3) and 1.752-1(a)(2).

"**Officer**" is defined in Section 6.2.1.

"**Option Purchase Notice**" is defined in Section 3.3.3.f

"**Participants**" is defined in Section 6.9.

"**Percentage Interest**" means the ratio that the aggregate number of Units held by a Member bears to the aggregate number of Units held by all Members, expressed as a percentage.

"**Permitted Controlling Person**" is defined in Section 7.11.1.

"**Permitted Transferee**" is defined in Section 7.11.

"**Permitted Trust**" is defined in Section 7.11.1.

"**Person**" means and includes a natural person, a partnership, a limited liability company, a joint venture, a corporation, a trust, an unincorporated organization, a government or any department or agency thereof or any entity similar to any of the foregoing.

“**Preemptive Notice**” is defined in Section 3.3.2(b).

“**Proposed ROFO Purchaser**” is defined in Section 7.8.2.

“**Proprietary Information**” has the meaning set forth in Section 6.7.2(a).

“**Pro Rata Portion**” means, with respect to any Purchasing Member, on the date of the Offering Subsidiary Notice, the number of Equity Securities equal to the product of (i) the total number of Offered Subsidiary Securities and (ii) a fraction determined by dividing (x) the number of Units owned by such Purchasing Member by (y) the total number of Units owned by all of the Purchasing Members.

“**Purchasing Member**” has the meaning set forth in Section 10.1.3(a).

“**Regulations**” means proposed, temporary and final Treasury Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding Treasury Regulations).

“**Regulatory Allocations**” has the meaning set forth in Annex I.

“**Restrictive Period**” means, with respect of any applicable Member, any time during which such Member holds any Percentage Interest (including any Economic Interest only) in the Company, directly or indirectly, either for itself or on behalf of any other Person and 24 months thereafter.

“**ROFO Buying Members**” is defined in Section 7.8.2.

“**ROFO Exercise Notice**” is defined in Section 7.8.3.

“**ROFO Notice**” is defined in Section 7.8.2.

“**ROFO Notice Period**” has the meaning set forth in Section 10.1.2(b).

“**ROFO Offer Notice**” has the meaning set forth in Section 10.1.3(a).

“**ROFO Seller**” is defined in Section 7.8.1.

“**ROFO Units**” is defined in Section 7.8.2.

“**Service Providers**” is defined in Section 3.3.3.f.

“**Substitute Member**” means any Person (a) to whom a Member or Assignee Transfers all or any portion of its Units in accordance with Article 7, and (b) that has been admitted to the Company as a Substitute Member pursuant to Section 7.5.

“**Tax Matters Partner**” is defined in Section 10.9.

“**Terminated Person**” is defined in Section 3.3.3.f

“**Transfer**” means, with respect to any Unit or Economic Interest, a sale, transfer, conveyance, exchange, assignment, pledge, Encumbrance, gift, bequest hypothecation or disposition by any other means, whether for value or no value and whether voluntary or involuntary (including by realization upon any Encumbrance or by operation of law or by judgment, levy, attachment, garnishment, Bankruptcy or other legal or equitable proceedings); provided that, except as set forth in Section 7.8.1, any such action with respect to any equity interest or portion thereof in any Member shall not be deemed a Transfer of a Unit or Economic Interest. The term "Transferred" shall have a correlative meaning.

"**Transferee Wholly-Owned Member**" means with respect to a Member, its wholly-owned subsidiary (whether in the form of a partnership, limited partnership, limited liability company, corporation or other form).

3. ARTICLE 3
MEMBERS; CAPITAL

3.1. **Members**. Membership Units represent the proportionate share of a Member in the profits, losses, capital, and distributions of the Company as well as the voting and other rights of holders of Units, all subject to the terms and conditions of this Agreement and of applicable law. The name, address, Percentage Interest and total Units owned by each Member shall be set forth in the Company's records, which may be amended by the Management Committee from time to time to reflect the transfer of Units, and the admission of Additional Members and Substitute Members pursuant to this Agreement.

3.2. **Capital Contributions by Members**. The Members' aggregate Capital Contributions shall at all times be reflected on the Company's books and records. Except as otherwise required by law or pursuant to this Agreement: (a) no Member or Assignee shall be permitted to make any Capital Contributions to the Company without the prior written approval of the Management Committee; and (b) no Member shall be required to make any Capital Contributions without its consent and the consent of the Management Committee.

3.3. **Units-Initial Classes; Additional Members/Classes**.

3.3.1. *Generally.* The Membership Units of the Company are initially divided into Class A Units, Class B Units, Class B-1 Units, Class B-2 Units, Class A - Bridge Preferred Units, Class E Common Units, and Class C Units, each having the rights, privileges and obligations as provided in this Agreement. After the Effective Date, the Management Committee may cause the Company to issue Units (including the creation of one or more classes or series thereof having different rights, preferences and privileges as determined by the Management Committee) directly from the Company to any Person (each such Person that is not already a Member of the Company being referred to herein as an "**Additional Member**") upon such terms and conditions (including vesting and forfeiture provisions) as the Management Committee deems appropriate. The Management Committee may admit Additional Members to the Company in connection therewith. No action or consent other than that of the Management Committee shall be required in connection with the admission of Additional Members or the increase in any Members' Capital Contributions in accordance with this Section 3.3. As a condition to being admitted to the Company, each Additional Member shall execute an agreement to be bound by the terms and conditions of this Agreement and such other documents as may be reasonably determined by the Management Committee.

3.3.2. **Preemptive Rights**.

a) Each Member who has made a Capital Contribution to the Company greater than or equal to $300,000 shall have the right to purchase such Member's pro rata portion (based on relative Percentage Interests) of any additional Units that the Company may, from time to time, propose to issue; provided that the preemptive right shall not apply to (i) issuances of Units to employees, consultants, officers, members of the Management Committee, independent contractors or others providing services to the Company which issuances are authorized pursuant this Agreement as Class C (ii) issuances as part of a public offering of equity securities of the Company, (iii) issuances of Units (other than for cash) in connection with a bona fide subsequent business acquisition of or by the Company, whether by merger, consolidation, acquisition of assets, acquisition or exchange of equity or otherwise, (iv) issuances of Units (other than for cash) to Persons with which the Company has or is entering into business relationships (including customers, vendors, lenders and strategic partners), (v) issuances of Units in connection with a strategic transaction which is approved by the Management Committee, and (vi) issuances of Units pursuant to Unit splits, Unit distributions, recapitalizations or like transactions approved by the Management Committee that affect all holders of Units of the same class proportionately.

b) In the event the Company proposes to undertake an issuance of additional Units to which the foregoing preemptive right applies, it shall give each Member with a preemptive right pursuant to Section 3.3.2(b) written notice of its intention, describing the price and terms upon which the Company proposes to issue the same (a "**Preemptive Notice**"). Each such Member shall have ten (10) days from the date of delivery of a Preemptive Notice to agree to purchase all, but not less than all, of such Member's pro rata portion (based on relative Percentage Interests) of such additional Units, for the price and upon the terms specified in the Preemptive Notice, by delivering written notice of such election to the Company.

c) Following the expiration of such ten (10) day period, the Company shall have one hundred twenty (120) days to issue or enter into an agreement to issue the additional Units with respect to which the Members' preemptive right was not exercised, at a price and upon terms no more favorable in the aggregate to the purchasers of such additional Units than specified in the Preemptive Notice. In the event the Company has not issued the additional Units or entered into an agreement to issue the additional Units within such one hundred twenty (120) day period, the Company shall not thereafter issue such additional Units without first complying again with this Section 3.3.2.

d) Except pursuant to a Transfer of Units in accordance with ARTICLE 7, the preemptive right granted hereunder may not be assigned or transferred.

3.3.3. **Units**. The Capitalization table of the Company as of the date hereof is attached hereto as Exhibit 3.3.3.

a) The Company has issued 18,150,050 Class A Units to the members set forth on Exhibit A hereto.

b) **Class B Units:** The Company has issued 3,075,375 Class B Units to the members set forth on Exhibit A hereto.

c) **Class B-1 Units.** The Company has issued 14,155,183 Class B-1 Units to the members set forth on Exhibit A hereto.

d) **Class B-2 Units.** The Company has issued 2,137,894 Class B-2 Units to the members set forth on Exhibit A hereto.

e) **Class A - Bridge Preferred Units.** The Company has issued 9.962,719 Class A - Bridge Preferred Units as set forth on Exhibit A hereto.

f) **Class E Common Units**. The Company has authority to issue up to 3,689,650 Class E Common Units in connection with the Class E Common Raise.

g) **Class C**: The Company is hereby authorized to issue Class C Units to key advisors, executive management, employees, officers, and other persons pertinent to the Company's performance of the Business, as determined from time to time by the CEO (collectively, "**Providers**"). The Management Committee is hereby authorized and may adopt a written plan pursuant to which all Class C Units shall be granted (such plan as in effect from time to time, the "**Incentive Plan**"). In connection with any adoption of an Incentive Plan and issuance of Class C Units, the CEO is hereby authorized to negotiate and enter into award agreements with each Provider to whom it grants Class C Units (such agreements, "**Ownership Award Agreements**"). Each Ownership Award Agreement shall include such terms, conditions, rights and obligations (including, without limitation, the fair market value of the Company at the time of the grant) as may be determined by the Management Committee, in its discretion, consistent with the terms herein and in the applicable Incentive Plan. The Company has Authority to issue up to 5,604,367 Class C Units and as of the date hereof 2,657,125 Class C Units are reserved for issuance. The CEO shall establish such vesting criteria for the Class C Units as it determines in its discretion and shall include such vesting criteria in the Incentive Plan for any grant of Class C Units and which shall be subject to the call rights set forth below. Upon termination of the employment or cessation of services of any Person or their Permitted Transfers, holding Class C Units or options with the Company (each, a "**Terminated Person**"), the Company shall have the right, but not the obligation, to purchase from such Terminated Person, and upon the exercise of such right by the Company, such Terminated Person shall be obligated to sell to the Company, all of their Class C Units or vested Class C options held by such Terminated Person (the "**Callable Interests**"), in each case, in accordance with the terms and subject to the conditions of this Section 3.3.3.f. No later than 90 days after the termination of any Terminated Person, the Company shall deliver a written notice (the "**Option Purchase Notice**") to the Terminated Person stating (i) the number and type of Callable Interests pursuant to which the Company has the right to repurchase from the Terminated Person pursuant to this Section, (ii) the Call Price for each type of Callable Interest and (iii) the proposed closing date of any purchase or sale pursuant to this Section, which date shall be no later than 24 months after the Option Purchase Notice is given to the Terminated Person. If the Company desires to exercise such right, the Company shall, within sixty (60) days after the receipt of the Option Purchase Notice, deliver a written notice to the Terminated Person setting forth the number and type of the Callable Interests the Company elects to purchase and the terms of the purchase (such notice, an "**Election Notice**"). The purchase price for the Callable Interests (the "**Call Price**") shall be the price the Class C Member paid for the Callable Interests. At the closing, the Terminated Person shall deliver the Callable Interests to the Company, free and clear of any liens, claims or encumbrances.

h) IRS Section 83 Safe Harbor. In the event that the Company reverts to being taxed as a partnership, then each of the Members agrees that (a) the Company is authorized and directed to elect the "Safe Harbor" described in the proposed Revenue Procedure contained in the IRS Notice 2005-43 (the "**Section 83 Notice**") or any similar safe harbor described in any Regulations, notices, revenue procedures, revenue rulings or other authority that may be issued and supersede the Section 83 Notice (the "**Section 83 Final Notice**") under which the fair market value of a granted profits interest will be treated as being equal to its liquidation value; (b) the Company and each of its Members (including a Person to whom a profits interest is transferred in connection with the performance of services) agree to comply with all of the requirements of the Safe Harbor described in the proposed Revenue Procedure (or similar safe harbor described in the Section 83 Final Notice) with respect to all profits interests transferred in connection with the performance of services while the direction is in effect; and (c) each Member hereby grants to the Partnership Representative, a power-of-attorney to amend this Agreement to conform to the Section 83 Final Notice in order to permit the Company and its Members to qualify for the Safe Harbor Election (as defined in the Section 83 Notice) or similar election provided in the Section 83 Final Notice. Each of the Members and the Company agree not to report the income tax effects of the Safe Harbor Company Interest (as defined in the Section 83 Notice) in a manner inconsistent with the requirements of the proposed Revenue Procedure or the Section 83 Final Notice, whichever is applicable, including the failure to provide appropriate information returns. Each of the Members acknowledges that the Section 83 Notice contains a proposed Revenue Procedure and that the Section 83 Notice and Revenue Procedure may undergo changes prior to their finalization.

4. ARTICLE 4
DISTRIBUTIONS

4.1. Distributions Generally. Except as otherwise provided in Section 4.6 and Article 8 hereof, distributions of Available Assets shall be made only when and as determined appropriate by the Management Committee in its discretion, and when made, shall be made only in accordance with this Article 4.

4.2. **Distribution of Available Assets:** Except as otherwise provided herein (including as to distributions made in conjunction with the liquidation of the Company which shall be applied or distributed as provided in Article 8 hereof), all distributions of Available Assets shall be distributed to the Members as follows:

4.2.1. *First, 100%* to the holders of the Class A - Bridge Preferred Units until the cumulative distributions to such Class A - Bridge Preferred Units equals the sum of their cash Capital Contribution pro rata

4.2.2. *Second*, 100% to the holders of the Class B Units, Class B-1 Units, Class B-2 Units, until the cumulative distributions to such Class B Members, Class B-1 Members, and Class B-2 Members, equals the sum of their cash Capital Contribution pro rata

4.2.3. *Third*, 100% to the holders of the Class A Units, Class B Units, Class B-1 Units, Class B-2 Units, Class A - Bridge Preferred Units, Class E Common Units and Class C Units pro rata.

4.3. **Withholding**. The Company may withhold distributions or portions thereof if the Management Committee determines that it is required to do so by any applicable rule, regulation, or law, and each Member hereby authorizes the Company to withhold from or pay on behalf of or with respect to such Member any amount of United States federal, state or local or foreign taxes that the Management Committee determines the Company is required to withhold or pay with respect to any amount distributable or allocable to such Member pursuant to this Agreement. Any amounts withheld pursuant to this Section 4.3 shall be treated as having been distributed to the Member with respect to which the withholding was made. Any amount paid on behalf of or with respect to a Member pursuant to this Section 4.3 which is not attributable to amounts withheld pursuant to the first sentence of this Section 4.3, shall, at the option of the Management Committee: (a) be treated as having been distributed to such Member as an advance against the next distributions that would otherwise be made to such Member, and such amount shall be satisfied by offset from such next distributions, or (b) constitute a recourse loan by the Company to such Member, which recourse loan may be in an amount up to the entire amount of Units of such Member (provided that recourse is limited to the actual amount of the loan) and which recourse loan shall be repaid by such Member within thirty (30) days after notice from the Company that such payment must be made. Each Member shall furnish the Management Committee with such information as may be reasonably requested by the Management Committee from time to time to determine whether withholding is required, and each Member shall promptly notify the Management Committee if such Member determines at any time that it is subject to withholding.

4.4. **No Distributions in Kind**. Notwithstanding anything to the contrary in this Agreement, the Company shall not make any distribution of property other than cash from the Company as provided in this Agreement without the approval of the Management Committee.

4.5. **Limitations on Distributions**. Notwithstanding any provision to the contrary contained in this Agreement, neither the Company nor the Management Committee, on behalf of the Company, shall knowingly make a distribution to any Member or the holder of any Economic Interest on account of such Person's Membership Unit or Economic Interest (as applicable) in violation of the Act.

4.6. **Tax Distributions**. Currently the Company is taxed a subchapter C-corporation, however in the event that the Company switches and becomes taxed as a partnership, Notwithstanding Sections 4.1 and 4.2, the Company shall use its best efforts to distribute to each Member at least five (5) days prior to April 15th following the end of a taxable year, an amount of available cash (other than reasonable reserves established by approval of the Management Committee to cover known (x) operating expenses, and` (y) payments in connection with any loan to the Company or any other loan secured by a lien on any Company assets; it being the intent of the Members that tax distributions be made in accordance with this Section 4.6 if reasonably possible without creating risk for the Company or the Business) equal to the difference between (a) the sum of (i) the Company's estimate of such Member's distributive share of the Company's taxable income or loss for U.S. federal income tax purposes to be allocated to such Member through the previous month's end (or in the case of a distribution following the end of taxable year, such Member's distributive share of the Company's taxable income or loss for U.S. federal income tax purposes) multiplied by the highest marginal combined federal and applicable state tax rate for individuals or corporations (if any Member is a corporation), whichever rate is higher (a loss being treated as a negative number for purposes of this calculation), in effect for such taxable year, plus (ii) the sum of such Member's distributive share of the Company's taxable income or loss for U.S. federal income tax purposes for each previous taxable year multiplied by the highest marginal combined federal and applicable state tax rate for individuals or corporations (if any Member is a corporation), whichever rate is higher (a loss being treated as a negative number for purposes of this calculation), in effect for each such taxable year, and (b) all previous distributions made to such Member under this Section 4.6. Should any Member be unable to utilize any of its losses for any taxable year to offset other income, the entire loss for all Members for such taxable year shall be ignored for purposes of the calculation set forth above until such time as the loss can or has been utilized by all Members. Any distributions made under this Section 4.6 shall reduce the total amount of distributions that a Member would otherwise be entitled to receive under Article 4 and Article 8. Any distributions made under this Section 4.6 shall, for the avoidance of doubt, not be deemed a payment of principal or interest on any loans to the Company made by such Member. For the further avoidance of doubt, (i) losses treated as capital losses under the Code shall reduce gains treated as capital gains under the Code only to the extent of the amount of such capital gains recognized in the applicable period of the recognition of such a capital loss or a subsequent period and (ii) no distributions shall be made under this Section 4.6 to the extent withholding taxes are paid by the Company on account of a Member's allocable share of Company taxable income in accordance with Section 4.3.

5. ARTICLE 5
CAPITAL ACCOUNTS; ALLOCATIONS

5.1. **Capital Accounts**. A Capital Account shall be established and maintained for each Member in accordance with the terms of this Agreement.

5.2. **General Allocation of Net Income and Loss**. Net Income and Net Loss shall be determined with respect to each fiscal year or other period of the Company as of the end of such fiscal year or other period, at such times as the Gross Asset Value of any Company asset is adjusted pursuant to the definition thereof and at such other times as may be required or, in the discretion of the Management Committee, permitted pursuant to this Agreement or otherwise under the Code or the Regulations. Subject to the provisions of Annex I, for purposes of adjusting the Capital Accounts of the Members, the Net Income and Net Loss and, to the extent necessary, individual items of income, gain, loss and deduction, for any fiscal year or other applicable period shall be allocated among the Members in a manner such that the Adjusted Capital Account of each Member, immediately after making such allocation, is, as nearly as possible, equal (proportionately) to the distributions that would be made to such Member if the Company were dissolved, its affairs wound up and its properties sold for cash equal to their Gross Asset Values, all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the Gross Asset Value of the property securing such liability), and the net assets of the Company were distributed in accordance with Sections 8.5.1(d) through Section 8.5.1(f) to the Members immediately after making such allocation. Notwithstanding the preceding sentence, in determining the allocation of Net Income (but not Net Loss) of the Company for any period other than a period in which the Company is liquidated (or a Member's interest in the Company is liquidated), if any Member has been allocated a Net Loss of the Company for any such period, then the Net Income of the Company shall first be allocated in proportion to, and to the extent of, the excess of prior allocations of such Net Loss under the first sentence of this Section 5.2 over prior allocations of Net Income under the clause. Subject to the other provisions of this Agreement, an allocation to a Member of a share of Net Income or Net Loss shall be treated as an allocation of the same share of each item of income, gain, loss or deduction that is taken into account in computing Net Income or Net Loss.

5.3. **Other Allocation Provisions**. Notwithstanding the foregoing provisions of this Article 5, the additional allocation precisions set forth on Annex I shall apply.

6. ARTICLE 6
OPERATIONS

6.1. **Management Committee**.

6.1.1. The Company shall have a Management Committee which shall initially consist of five (5) managers (each, a "**Manager**") three appointed by the Class A Members (the "**Class A Managers**"), one appointed by the Class B-1 Members (the "**Class B-1 Manager**") and one appointed by the Class A - Bridge Preferred Members ("**Preferred Manager**") . At present Douglas Giampapa, Dr. Vincent Giampapa and Dr. Michael Nobel are appointed and agree to serve as the Class A Managers, and Peng Ye is appointed and agrees to serve as the Class B-1 Manager and Jonathan Smiga is appointed and agrees to serve as the Preferred Manager by Keen Growth Capital.

6.1.2. **Resignation, Removal and Replacement of Managers**. A Manager may resign as a Manager at any time by giving notice to the Members and the Management Committee. Such resignation shall be effective upon receipt thereof or at such later time specified in the notice. Unless otherwise specified in the notice, acceptance of a resignation shall not be necessary to make it effective. A Class A Manager may be removed, with or without cause, only by the Class A Members holding a majority of the Class A Units. If the Class A Manager resigns or is removed, then the Class A Members are by a by majority vote, entitled to designate a replacement Class A Manager. Absent gross negligence or fraud, the Class A Members shall not have the right to terminate Douglas Giampapa as the Class A Manager. The Class B-1 Manager may be removed, with or without cause, only by the Class B-1 Members holding a majority of the Class B-1 Units at any time. If a Class B-1 Manager resigns or is removed, then the Class B-1 Members by majority vote entitled to designate a replacement Class B-1 Manager. The Preferred Manger may be removed, with or without cause, only by the Class A - Bridge Preferred Members holding a majority of the Series A - Bridge Preferred Units at any time. If a Series A - Bridge Preferred Manager resigns or is removed, then the Series A - Bridge Preferred Members by majority vote entitled to designate a replacement Class Preferred Manager. The Members shall take any action necessary to cause such replacements to be appointed as Manager. The Company will hold at least one meeting of the Board of Managers in each fiscal quarter. Except as expressly provided in this

Agreement, any action, decision, consent or approval that can be taken, made or given (or not taken, made or given) by the Management Committee may be authorized with the consent or approval of a majority of the votes of all Managers, with each Manager entitled to one vote. Notwithstanding the forgoing the parties hereto agree that the day to day management of the Company shall be run exclusively by Douglas Giampapa and this Class A Manager shall not need approval of the other Managers to: i) manage staff, including hiring decisions which are not a violation of 6.1.3 and operations pursuant to the Annual Budget.

6.1.3. **Authority of the Management Committee**. Except as otherwise expressly provided in this Agreement or as required by any nonwaivable provision of the Act, the Management Committee shall have the exclusive power and authority to manage the business and affairs of the Company to make all decisions affecting the business and affairs of the Company and to do or cause to be done any and all acts, at the expense of the Company as the Management Committee deems necessary or appropriate (such power and authority shall include, the creation of any bonus, phantom equity, profit participation, sale bonus, or similar plan or program). Except as otherwise provided in this Agreement, the Management Committee and the Officers appointed below, acting as such, shall have the power and authority to bind the Company, except and to the extent that such power is expressly delegated in writing to any other Person by the Management Committee, and such delegation shall not cause the Management Committee to cease to be the managing authority of the Company. The Management Committee shall be an agent of the Company's business, and the actions of the Management Committee duly taken in such capacity and in accordance with this Agreement shall bind the Company. Except as otherwise expressly provided in this Agreement, all actions to be taken on behalf of the Company, including all decisions and determinations to be made and discretion to be exercised, shall be taken, made or exercised by the Management Committee. Nothing contained in this Section 6.1 shall be construed to preclude any Manager from serving the Company in any other capacity and receiving reasonable compensation, or from receiving incentive equity compensation issuances of Units ("**Incentive Grants**"), issued pursuant to the authority granted to the Management Committee pursuant to Section 3.3. Notwithstanding anything herein to the contrary, the CEO, nor the Company shall take any of the following actions or permit any subsidiary to take the following actions, without the prior written consent of the Preferred Manager:

a) alter or change the rights, preferences, or privileges of the Series A - Bridge Preferred Units;

b) increase or decrease the authorized number of units;

c) amend, alter, or repeal any provision of the Certificate of Formation or this Agreement;

d) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security, having rights, preferences, or privileges senior to or on parity with the Series A - Bridge Preferred Units;

e) purchase or redeem or pay any dividend or make any distribution on any equity prior to the Series A - Bridge Preferred Units, other than units repurchased from former employees or consultants in connection with the cessation of their employment/services, at the lower of fair market value or cost or as otherwise approved by the Management Committee, including the approval of the Preferred Manager;

f) create or authorize the creation of any debt security in excess of $250,000 other than equipment leases or trade payables, unless such debt security has received the prior approval of the Board of Managers, including the approval of the Preferred Manager;

g) liquidate, dissolve or wind-up the affairs of the Company;

h) effect any sale of assets (other than in the ordinary course of business consistent with past practices), merger, consolidation, or any other deemed liquidation event; or

i) increase or decrease the size of the Management Committee.

.

6.2. Officers:

6.2.1. **Generally**: The Management Committee shall have sole authority to appoint and discharge agents of the Company, who are referred to herein as "***Officers***" of the Company. Unless provided otherwise by resolution of the Management Committee, the Officers shall have the titles, power, authority and duties described below in this Section; provided, however that the Officers shall not be entitled to take any action inconsistent with the Company budget without the prior authorization of the Management Committee.

6.2.2. Any person may hold two or more offices. The Company's Chief Executive Officer ("**CEO**") is Douglas Giampapa.

6.2.3. **Appointment and Term in Office**: The Officers shall be appointed by the Management Committee at such time and for such term as the Management Committee shall determine. Any Officer may be removed, with or without cause, only by the Managers. Vacancies in any office may be filled only by the Management Committee.

6.2.4. **Chief Executive Officer.** Subject to the limitations imposed by this Operating Agreement, or any determination of the Management Committee, the CEO shall be responsible for the management and direction of the business and affairs of the Company, its other Officers, employees and agents, shall supervise generally the affairs of the Company and shall have full authority to execute all documents and take all actions that the Company may legally take. The CEO shall exercise such other powers and perform such other duties as may be assigned to him by this Operating Agreement or the Management Committee.

6.2.5. **Powers of Attorney.** The Company may grant powers of attorney or other authority as appropriate to establish and evidence the authority of the Officers and other Persons.

6.2.6. **Delegation of Authority.** Unless otherwise provided by resolution of the Management Committee no Officer shall have the power or authority to delegate to any Person such Officer's rights and powers as an Officer to manage the business and affairs of the Company.

6.3. **Members:** Except as set forth in this Agreement or as required by any non-waivable provision of the Act, no Member in its capacity as such shall (a) have any right to vote on or consent to any matter, act, decision or document involving the Company or the business of the Company, or (b) take part in the day-to-day management, or the operation or control, of the business and affairs of the Company. Except to the extent expressly delegated in writing by the Management Committee, no other Member or Person other than the Management Committee or an Officer shall be an agent for the Company or have any right, power or authority to transact any business in the name of the Company or to act for or on behalf of or to bind the Company (including assuming any obligation or responsibility on behalf of the Company). Except as otherwise required by this Agreement or any non-waivable provision of the Act, any action, decision, consent or approval that is required to be taken, made or given (or not taken, made or given) by the Members or any class of Members may be authorized with the consent or approval of the holders of a majority of the Percentage Interest held by the Members entitled to vote on such matter, and any such consent or approval may be taken at a meeting or without a meeting by consent in writing of such Members.

6.4. **Reliance by Third Parties.** Any Person dealing with the Company, the Management Committee or any Officer may rely upon a certificate signed by the Management Committee or any Officer as to: (a) the identity of the Management Committee, any Member or any Officer; (b) the existence or non-existence of any fact or facts which constitute a condition precedent to acts by the Management Committee or Officers or in any other manner germane to the affairs of the Company; (c) the Persons who are authorized to execute and deliver any instrument or document for or on behalf of the Company; and/or (d) any act or failure to act by the Company or as to any other matter whatsoever involving the Company, the Management Committee, any Member or any Officer (in each case in relation to this Agreement or the business of the Company).

6.5. **Records and Reports:** The Management Committee shall cause to be kept at the principal place of business of the Company or at such other location as the Management Committee shall deem appropriate, full and proper ledgers, other books of account, and records of all receipts and disbursements, and other financial activities of Company for at least, to the extent such information exists, the current and past four fiscal years. Upon request, the Management Committee shall cause the following books and records of the Company to be made available to each Member, provided such request complies with this Section. Within 90 days following the end of each fiscal year of the Company or as soon as reasonably practicable thereafter, all necessary information required by the Members for preparation of their federal, state and local income or franchise tax or information returns, including each Member's share of Net Income, Net Loss and any other items of income, gain, loss and deduction for such fiscal year for federal income tax purposes, and (ii) any other information reasonably requested by a Member to satisfy tax filing or reporting obligations; a copy of the Company's federal, state and local income tax or information returns for each fiscal year, after the filing of such returns; and a copy of the Company's annual financial statements (including income statement, balance sheet and statement of cash flows) as soon as reasonably practicable following fiscal year end. Members (personally or through an authorized representative) may, for purposes reasonably related to their Units, examine and copy (at their own cost and expense) these books and records of the Company at all reasonable business hours. This inspection right shall not be made more than once a year by any Member or its affiliates and for the avoidance of doubt shall not include emails. In addition the Company will endeavor to timely deliver to the Class B-1 Managers unaudited quarterly financial statements and an unaudited annual financial statement (or an audited annual financial statement if one becomes available). The Company will use best efforts to provide to the Class B-1 Managers a copy of the Company's annual operating plan no later than thirty (30) days prior to the beginning of each fiscal year following the Effective Date.

6.5.1. The Company in addition to the obligations set forth above shall deliver to KEEN GROWTH CAPITAL FUND II L.P. via email the following:

a) reviewed annual financial statements, quarterly and monthly unaudited financial statements, and other information as determined by the Board;

b) as soon as reasonably possible, the Company shall furnish a report to Investor comparing each annual budget to such quarterly financial statements;

c) 45 days prior to the end of each fiscal year, a business plan and budget forecasting the Company's revenues, expenses, and cash position on a month-to-month basis for the upcoming fiscal year; and

d) 15 days after filing, federal and state income tax returns.

6.6. **Indemnification and Liability:**

6.6.1. The Company shall indemnify and hold harmless each current and former Member, Manager, and Officer of the Company and any officers, members, directors, shareholders, employees, partners or agents of any of the foregoing (each, an "**Indemnitee**") to the fullest extent permitted by law from and against any and all losses, claims, demands, costs, damages, liabilities, joint and several, expenses of any nature (including attorneys' fees and disbursements), judgments, fines, settlements and other amounts of any nature whatsoever, known or unknown, liquid or illiquid (collectively, "**Liabilities**") arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative (collectively, "**Actions**"), in which the Indemnitee may be involved, or threatened to be involved as a party or otherwise, relating to the performance or nonperformance of any act concerning the Company, if (a) either (i) the Indemnitee determined in good faith that its course of conduct was in, or not opposed to, the best interests of the Company or (ii) in the case of inaction, the Indemnitee did not intend its inaction to be harmful or opposed to the best interests of the Company, and (b) the Indemnitee's conduct did not constitute gross negligence or willful misconduct. The termination of an action, suit or proceeding by judgment, order, settlement, or upon a plea of nolo contendere or its equivalent, shall not, in and of itself, create a presumption that the Indemnitee acted in a manner contrary to that specified in clauses (a) or (b) above.

6.6.2. Expenses incurred by an Indemnitee in defending any Action subject to this Section 6.6 shall, with the approval of the Management Committee in its discretion, be advanced by the Company prior to the final disposition of such Action upon receipt by the Company of a written commitment (satisfactory to the Management Committee) by or on behalf of the Indemnitee to repay such amount if it shall be finally determined that such Indemnitee is not entitled to be indemnified as authorized in this Section 6.6.

6.6.3. Any indemnification provided hereunder shall be satisfied solely out of the assets of the Company as an expense of the Company and no Member shall be subject to personal liability by reason of these indemnification provisions. Notwithstanding anything to the contrary contained in this Agreement, no Member shall be required to make any Capital Contribution to the Company in respect of the Company's indemnification obligations.

6.6.4. The provisions of this Section are for the benefit of the Indemnitees only and shall not be deemed to create any rights for the benefit of any other Person. In no event shall any Indemnitee be entitled to double recovery for any liability indemnified by the Company pursuant to this Section 6.6.

6.6.5. The indemnification provided by this Section 6.6 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, as a matter of law or equity or otherwise, and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

6.6.6. No Indemnitee shall be denied indemnification in whole or in part under this Section 6.4 by reason of the fact that the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

6.6.7. The Management Committee, on behalf of the Company, may cause the Company to purchase and maintain insurance, at the expense of the Company and to the extent available, for the protection of Indemnitees against any liability incurred by such Persons in any such capacity or arising out of any such Person's status as such, whether or not the Company has the power to indemnify such Persons against such liability.

6.6.8. If any Indemnitee believes that it has a claim for indemnification under this Section 6.6, such Indemnitee shall so notify the Company promptly in writing describing such claim, the amount thereof, if known, and the method of computation of such claim, all with reasonable particularity and containing a reference to the provisions of this Agreement in respect of which such claim shall have arisen.

6.6.9. Notwithstanding anything to the contrary in this Section 6.6, unless otherwise determined by the Management Committee in its discretion or as would otherwise apply if the Company were a Delaware corporation, this Section 6.6 does not apply to any action, suit or proceeding by the Company against any Member, Manager or Officer, including any action, suit or proceeding to enforce any rights under any employment or similar agreement.

6.7. **Fiduciary Duties**. The Managers and Officers of the Company (acting in such capacities) shall have the same fiduciary duties to the Company and the Members as they would have if the Company were a corporation incorporated in Delaware having adopted Delaware 102(b)(7). This Agreement is not intended to, and does not, create, or impose any fiduciary duty on any Member, Officer, or Manager (acting in such capacities) or their respective Affiliates (the "**Participants**"). Further, each Member hereby waives any and all fiduciary duties owed to the Company or to such Member by any Participant (including those fiduciary duties that, absent such waiver, may be implied by law), and in doing so, each Member recognizes, acknowledges and agrees that the duties and obligations of the Participants to the Company and each other Member are only as expressly set forth in this Agreement. To the maximum extent permitted by law, no Participant shall owe any duty (including any fiduciary duty) to the Company or to any Member or Manager or to any other Person other than a duty to act in accordance with the implied contractual covenant of good faith and fair dealing. The parties hereto acknowledge and agree that any Participant acting in accordance with this Agreement shall (a) be deemed to be acting in compliance with such implied contractual covenant and (b) not be liable to the Company, to any Member, to any Manager or to any other Person that is a party to or is otherwise bound by (or is a beneficiary of) this Agreement for its reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict or eliminate the duties and liabilities of a Participant otherwise existing at law or in equity in respect of the Company or this Agreement are agreed by all parties hereto to replace fully and completely such other duties and liabilities. For the avoidance of doubt, and notwithstanding anything to the contrary contained in this Agreement, each Officer of the Company shall nevertheless owe such duties to the extent expressly provided in any written employment, consulting or similar agreement with the Company in their capacity as an Officer of the Company.

6.8. Other Activities: Except as set forth herein or in a service agreement, to the fullest extent permitted by law, each Member and its Affiliates may engage or invest in, and devote its and their time to, any other business venture or activity of any nature and description, and neither the Company nor any other Member shall have any right by virtue of this Agreement or the relationship created hereby in or to such other venture or activity of any Member (or to the income or proceeds derived therefrom), and the pursuit of such other venture or activity shall not be deemed wrongful or improper. Except as set forth below, activities undertaken by a Member and its Affiliates under this Section 6.8 do not require the notice to, approval from, or other sharing with, any of the other Members or the Company. No Member or its Affiliates shall have any obligation to the Company or its other Members with respect to any such opportunity. To the fullest extent permitted by law, no Class A, Class C nor any controlled Affiliate of such Class A, Class C Member shall at any time during the Restrictive Period directly or indirectly engage with, have any interest in (including, without limitation, through the investment of capital or lending of money or property), or manage, operate or otherwise render any services to any competitor of the Company or any of their Affiliates in the Business described in Section 1.4(a)(i) and (ii), whether on such Person's own or in association with others, as a principal, director, manager, officer, employee, agent, representative, partner, member, security holder, consultant, advisor, independent contractor, owner, investor, participant or in any other capacity. All Members hereby acknowledge and approve that, unless approved by the Management Committee, Douglas Giampapa shall devote 100% of his professional time to the Company, except that he may devote no more than 8 hours per month working on the Giampapa's Costa Rica holdings. Dr. Vincent Giampapa shall devote as much time as is required to help make the Company successful, however, it is understood he has pre-existing professional commitments to Jeunesse Global and his Costa Rica holdings that he will continue. Each additional full-time Officer shall devote 100% of his or her professional time to the Company.

6.9. To the fullest extent permitted by law, each Class A, and Class C Member shall, during the Restrictive Period, (i) maintain in confidence and shall not directly or indirectly use, disseminate, disclose or publish, other than for the benefit of the Company, any confidential or proprietary information or trade secrets of or relating to the Company or the Business, including, without limitation, information with respect to the Company's (and its Affiliates') operations, processes, protocols, products, intellectual property, business practices, prospects, finances, principals, business partners, potential business partners, marketing methods, costs prices, contractual relationships, regulatory status, strategic business plans, technology, designs, compensation paid to employees or other terms of employment ("**Proprietary Information**"), or (ii) make available to any Person any document, record, notebook, computer program or similar repository of or containing any such Proprietary Information. Each Member's obligations to not use, disseminate, disclose or publish any Proprietary Information or use Proprietary Information for its benefit or the benefit of any other Person will continue so long as such Proprietary Information is not, and has not by legitimate means become, generally known and in the public domain (other than by means of a Member's direct or indirect disclosure of such Proprietary Information) and continues to be maintained as Proprietary Information by the Company or its Affiliates. The parties hereby stipulate and agree that as between them, the Proprietary Information identified herein is important, material and affects the successful conduct of the Business. to the extent that: Notwithstanding the foregoing, a Member may disclose Proprietary Information (i) such Proprietary Information was publicly known prior to the time of its disclosure by such Member other than through a breach of this provision by such Member or its Affiliates; (ii) such Proprietary Information was disclosed to such Member prior to the time of its disclosure by such Member, on a non-confidential basis by a third party; provided that such third party was not known by (or should not reasonably have been known by) such Member to be bound by an obligation of confidentiality to the Company or its Affiliates with respect to such Proprietary Information; (iii) such disclosure is required by applicable laws or regulations, or by a court or administrative order; provided that prior to any such disclosure, such Member provides the Company with prior written notice of such disclosure (to the extent permitted by applicable law) and that such Member takes all reasonable and lawful actions to obtain confidential treatment for such disclosure and, if possible, to minimize the extent of such disclosure; (iv) such disclosure is made solely to such Member's professional advisors on matters pertaining to the Company; provided that, prior to any such disclosure, such Member shall advise such professional advisors of the obligations set forth in this Section, and shall be liable to the Company for any disclosure by such professional advisors that, if disclosed by such Member would constitute a breach by such Member of this Section; or (v) such disclosure is made to a prospective transferee of Units and the advisors of such Person who sign or agree to be bound by a customary non-disclosure agreement at least as advantageous to the Company as the provisions of this Section. The Class B Members, Class B-1 Members, Class B-2 Members, Class E Common Members, and Class A - Bridge Preferred Units Members agree to protect and preserve all Company Proprietary Information which they come to learn of.

6.9.1. **Interpretation**. In the event the terms of this Section 6.9 shall be determined by a court or arbitrator of competent jurisdiction to be unenforceable by reason of its extending for too great a period of time or by reason of its being too extensive in any other respect, it will be interpreted to extend only over the maximum period of time for which it may be enforceable, or to the maximum extent in all other respects as to which it may be enforceable, all as determined by a court or arbitrator of competent jurisdiction. Any breach or violation by a Member (either directly or indirectly by any of its Affiliates) of the provisions of this Section 6.9 applicable to such Member shall toll the running of any time periods set forth in this Section 6.9 in respect of such Member for the duration of any such breach or violation.

7. ARTICLE 7
UNITS AND TRANSFERS OF UNITS

7.1. **Admissions, Withdrawals and Removals**. No Person shall be admitted to the Company after the Effective Date as a Member except in accordance with Section 3.3 (in the case of Persons obtaining an interest in the Company directly from the Company, including through Incentive Grants) or Section 7.5 (in the case of transferees of a permitted Transfer of Units in the Company from another Person). Except as otherwise specifically set forth in Section 7.6, no Member shall be entitled to retire, resign or withdraw from being a Member of the Company except with the consent of the Management Committee, which may be given or withheld by the Management Committee in its discretion. No admission, withdrawal, resignation or removal of a Member shall cause the dissolution of the Company. To the maximum extent permitted by law, any purported admission, withdrawal or removal which is not in accordance with this Agreement shall be null and void.

7.2. **Transfers and Encumbrances**. To the fullest extent permitted by law, and except as provided in the following sentence, no Member or Assignee may Transfer or create an Encumbrance with respect to all or any portion of such Person's Unit, or Economic Interest (or beneficial interest in the foregoing) without the prior written consent of the Management Committee, which may be given or withheld by the Management Committee in its discretion. Notwithstanding the immediately preceding sentence, any Member may Transfer all or any portion of its Units in accordance with and subject to the terms and conditions set forth in Section 7.3, Section 7.4, Section 7.5, Section 7.8, Section 7.9, Section 7.10, Section 7.11 and Section 7.12. Until such time, if any, as a transferee of any permitted Transfer under this Article 7 is admitted to the Company as a Substitute Member pursuant to Section 7.5, such transferee shall, in respect of such Transferred Unit, be an Assignee only, with only those rights, powers and obligations more specifically described in Section 7.4 in connection therewith. To the fullest extent permitted by law, any purported Transfer or Encumbrance which is not in accordance with, or subsequently violates, this Agreement shall be null and void.

7.3. **Further Restrictions**. Notwithstanding any contrary provision in this Agreement, any otherwise permitted Transfer or Encumbrance shall be null and void (unless this provision is waived in writing by the Management Committee in its discretion) if:

7.3.1. such Transfer or Encumbrance may cause a termination of the Company for United States federal or, if applicable, state income tax purposes;

7.3.2. such Transfer or Encumbrance may cause the Company to cease to be classified as a partnership for United States federal or state income tax purposes;

7.3.3. such Transfer or Encumbrance may require registration pursuant to any applicable federal, state or other securities or blue sky laws;

7.3.4. such Transfer or Encumbrance would result in the Company having 100 or more Members , or may cause the Company to become a "publicly traded partnership," as such term is defined in Sections 469(k)(2) or 7704(b) of the Code

7.3.5. such Transfer or Encumbrance may cause the Company to fail to meet the "private placement" safe harbor, or any other safe harbor from treatment as a "publicly traded partnership" selected by the Management Committee, as described in Regulations Section 1.7704-1;

7.3.6. such Transfer or Encumbrance may involve Units being traded on an "established securities market" or a "secondary market or the substantial equivalent thereof" as those terms are defined in Regulations Section 1.7704-1 (in addition, such Transfer or Encumbrance shall not be "recognized" (as that term is defined in Regulations Section 1.7704-1(d)(2)) by the Company);

7.3.7. such Transfer or Encumbrance may subject the Company to regulation under the Investment Company Act of 1940, the Investment Advisers Act of 1940 or ERISA, each as amended from time to time (or any corresponding provisions of succeeding law);

7.3.8. such Transfer or Encumbrance may result in a violation of applicable laws;

7.3.9. such Transfer or Encumbrance may be made to any Person who may lack the legal right, power or capacity to own such Unit; or

7.3.10. the Company does not receive written instruments (including copies of any instruments of Transfer or Encumbrance and such Assignee's consent to be bound by this Agreement as an Assignee) that are in form and substance satisfactory to the Management Committee in its discretion.

7.4. **Rights of Assignees**. Subject to Section 7.5, the transferee of any permitted Transfer pursuant to this ARTICLE 7 shall be an Assignee only, and only shall receive, to the extent Transferred, the distributions and allocations of income, gain, loss, deduction, credit or similar items to which the last Member that Transferred such Unit would be entitled. An Assignee shall hold only an Economic Interest and shall not be entitled or enabled to exercise any other rights or powers of a Member (including any voting or information rights). An Assignee shall not be a member of the Company for Delaware state law purposes. Except as set forth in Section 7.5, all other rights, and all obligations relating to, or in connection with, such Unit shall remain with the transferring Member, and the transferring Member shall remain a Member even if it has transferred its entire Economic Interest in the Company to one or more Assignees until such time as each such Assignee is admitted to the Company as a Member pursuant to Section 7.5. An Assignee shall nevertheless be subject to all of the restrictions and obligations applicable to the Economic Interest that it holds. In the event any Assignee desires to make a further assignment of any Economic Interest in the Company, such Assignee shall be subject to all of the provisions of this Agreement to the same extent and in the same manner as any Member desiring to make such an assignment and such Assignee's successors and assigns shall acquire only an Economic Interest subject to eligible restrictions and obligations applicable to such Economic Interest. Wherever the term "Member" is used in this Agreement in connection with Capital Accounts, allocations, distributions, Capital Contribution obligations, other payment obligations, redemption, tax withholding, or other rights, responsibilities or remedies in any manner relating to an Economic Interest, such term shall be interpreted to include Assignees wherever appropriate, all as determined by the Management Committee in its discretion. Wherever the term "Member" is used in this Agreement in connection with any restriction applicable to a Member, the same restriction shall apply to an Assignee, and an Assignee shall be subject (in respect of its Economic Interest) to all of the obligations of, and restrictions applicable to, the Membership Unit (or portion thereof) from which it derives. No Assignee shall have any greater right than any Member, and no Assignee shall have any right, interest or obligation in respect of its Economic Interest greater than that of the Membership Unit from which it derives. For the avoidance of doubt and without limiting the generality of the foregoing, an Assignee shall be bound by each of the provisions of this Article

7 and Article 10 to the same extent as a Member. The Management Committee shall have discretion to interpret this Section 7.4 as applied to the provisions of this Agreement as it deems appropriate.

7.5. **Admission of Assignees as Substitute Members**.

7.5.1. An Assignee shall become a Substitute Member upon (a) receipt by the Company of a written instrument (including such Assignee's consent to be bound by this Agreement as a Substitute Member) in form and substance satisfactory to the Management Committee in its discretion and (b) upon the written consent of the Management Committee (which consent may be given or withheld in its discretion).

7.5.2. Upon the admission of any Substitute Member, the books and records of the Company shall be amended to reflect the name, address, and Transferred Units and to eliminate or adjust, if necessary, the name, address and relative interest(s) of the predecessor of such Substitute Member.

7.5.3. Notwithstanding anything to the contrary in this Agreement, any Member is expressly permitted to Transfer all or any portion of its Units to any Transferee Wholly-Owned Member, and such Transferee Wholly-Owned Member shall be admitted as a Member of the same Class as the Member making such permitted Transfer following such Transferee Wholly-Owned Member's written consent to be bound by this Agreement.

7.6. **Withdrawal of Members**. If a Member has Transferred all of such Member's Units to one or more Assignees, then such Member shall withdraw from the Company if and when all such Assignees have been admitted as Substitute Members in accordance with this Agreement.

7.7. **No Encumbrance**. To the fullest extent permitted by law, no Member or Assignee may cause or permit any Encumbrance with respect to all or any portion of such Person's Units, Economic Interest or beneficial interest therein without the prior written consent of the Management Committee, which may be given or withheld by the Management Committee in its discretion.

7.8. Right of First Offer

7.8.1. Subject to the written waiver by the Management Committee which waiver may be given in its sole and absolute discretion, each Member (in each case, a "**ROFO Seller**") hereby grants to the Class A Members, Class B Member, Class B-1 Member, Class B-2 Member, Class A - Bridge Preferred Member a right of first offer with respect to any proposed Transfer by the ROFO Seller of all or any portion of its Units; in all cases, other than a Transfer (a) to the ROFO Seller's Transferee Wholly-Owned Member; (b) a Permitted Transferee; or (c) approved under Section 7.12.

7.8.2. Each time a ROFO Seller proposes to undertake a Transfer of Units (the "**ROFO Units**") in a transaction described in Section 7.8.1, the ROFO Seller shall deliver a written notice ("**ROFO Notice**") to the Company who shall forward such notice to the Class A Members, Class B Member, Class B-1 Member, Class B-2 Member, Class A - Bridge Preferred Member (the "**ROFO Buying Members**"), stating (a) the ROFO Seller's bona fide intention to Transfer such

ROFO Units, (b) the proposed purchaser of such ROFO Units ("**Proposed ROFO Purchaser**"), (c) a description of the ROFO Units, and (d) the consideration for the Transfer, including price and other terms upon which such ROFO Seller proposes to Transfer such ROFO Units. Such notice shall constitute a binding offer by the ROFO Seller to sell to the ROFO Buying Members such number of ROFO Units then held by the ROFO Seller as are proposed to be Transferred for the cash purchase price set forth in the ROFO Notice and on the other terms and conditions set forth therein, except that the closing date shall be as set forth in Section 7.8.5.

7.8.3. The ROFO Buying Members shall have the first prior right for a period of 30 days after receipt of the ROFO Notice to purchase all but not less than all of the ROFO Units upon the same terms and conditions contained in the ROFO Notice. Each ROFO Buying Member shall have the right to purchase up to that portion of the ROFO Units which equals the proportion that such ROFO Buying Member's Percentage Interests bears to the total Percentage Interests of all ROFO Buying Members as of the date of the ROFO Notice by giving written notice (the "**ROFO Exercise Notice**") to the ROFO Seller within thirty (30) days after receipt of the ROFO Notice, and to purchase up to that portion of such unsubscribed ROFO Units which equals the proportion that such participating ROFO Buying Member's Percentage Interest bears to the total Percentage Interests of all such participating ROFO Buying Members. If no ROFO Exercise Notice is given within such 30 day period, it shall be deemed a non-exercise of such ROFO Buying Member's rights.

7.8.4. If the ROFO Buying Members fail to exercise their rights to purchase all but not less than all of such ROFO Units within such 30 day period, then the ROFO Seller shall be free to transfer the ROFO Units to the Proposed ROFO Purchaser at a price (or for other consideration) and on terms no less favorable to the ROFO Seller than described in the ROFO Notice, provided that such Transfer is consummated within 60 days after the expiration of such 30 business day period under Section 7.8.3.

7.8.5. If the ROFO Seller does not consummate such transaction within such 60 day period, the right of first offer provided under this Section 7.8 shall be deemed to be revived and such ROFO Seller's Units shall not be Transferred in a transaction subject to this Section 7.8 unless the ROFO Seller shall again comply with the notice and other provisions of this Section 7.8. Upon timely notice of exercise by the ROFO Buying Members of their rights to acquire all but not less than all of the ROFO Units, the closing with respect thereto shall occur within thirty (30) days after the date of the ROFO Notice or such other date as the ROFO Seller and the ROFO Buying Members may agree in writing.

7.9. INTENTIONALLY OMITTED

7.10. **Drag-Along Rights**.

7.10.1. **General**. Notwithstanding anything in this Article VII to the contrary, if the Members holding a majority of the outstanding Percentage Interests (the "**Drag-Along Transferors**") desire to sell at least a majority of their Units to a Person or to enter, or to cause the Company to enter into, any other Change of Control transaction (a "**Drag-Along Transfer**"), then the Drag Along Transferors shall have the right, by so specifying in a notice to all of the other Members (a "**Drag-Along Notice**"), to require the other Members to sell all of their Units to the Person and otherwise cooperate in the consummation of the Drag-Along Transfer.

7.10.2. **Conditions.** In the event of a Drag-Along Transfer, the Members shall be subject to the obligations set forth in this Section 7.10 with respect thereto only if the terms and conditions of the Drag-Along Transfer contemplate the following:

a) the consideration (if any) payable to each holder of Units in the Drag-Along Transfer shall be determined in accordance with Section 8.5;

b) no holder of Units who is not an employee of the Company is required to enter into a non-competition or non-solicitation agreement in connection with the transaction; and

c) no Member or Affiliate of any Drag-Along Transferor has any material interest, direct or indirect, in the Person acquiring such Units.

7.10.3. **Obligations of the Members.** Subject to the limitations of Section 7.10.2, in the case of a Drag-Along Transfer.

a) Each Member shall consent and raise no objections to the Drag-Along Transfer;

b) Each Member shall cooperate in the due diligence process associated with the Drag-Along Transfer;

c) Each Member shall waive, and agree not to invoke or assert, any purported dissenters' rights, appraisal rights or similar rights in connection with such Drag-Along Transfer;

d) If the Drag-Along Transfer is structured as a sale of Units, each Member shall agree to sell his, her or its Units on the terms and conditions approved by the Drag-Along Transferors; and

e) Each Member shall take all necessary or desirable actions in connection with the consummation of the Drag-Along Transfer, including the execution of such agreements and instruments and such other actions reasonably necessary to effectuate the allocation and distribution of the aggregate consideration upon the Drag-Along Transfer as set forth in Sections 7.10.1 and 7.10.2. Nothing in this Section 7.10.3(e) shall require a Member to comply with the forgoing unless:

7.10.3.e.1. any representations and warranties to be made by such Member in connection with the Drag Along Transfer are limited to representations and warranties related to authority, ownership and the ability to convey title to such Units, including, but not limited to, representations and warranties that (i) the Member holds all right, title and interest in and to the Units such Member purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Member in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Member have been duly executed by the Member and delivered to the acquirer and are enforceable against the Member in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Member's obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency;

7.10.3.e.2. the Member shall not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Drag Along Transfer, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Member of any of identical representations, warranties and covenants provided by all Members);

7.10.3.e.3. the liability for indemnification, if any, of such Member in the Drag Along Transfer and for the inaccuracy of any representations and warranties made by the Company or its Members in connection with such Drag Along Transfer, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any member of any of identical representations, warranties and covenants provided by all Members), and is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Member in connection with such Drag Along Transfer;

7.10.3.e.4. upon the consummation of the Drag Along Transfer each holder of Units will receive the same form of consideration for their Units as is received by other holders in respect of Units that have the same distribution rights; provided, however, that, notwithstanding the foregoing, if the consideration to be paid in the Drag Along Transfer includes any securities and due receipt thereof by any Member would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Member of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Member in lieu thereof, against surrender of the applicable Units, as applicable, which would have otherwise been sold by such Member, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Member would otherwise receive as of the date of the issuance of such securities in exchange for the applicable Interest; and

7.10.3.e.5. if any holders of Units are given an option as to the form and amount of consideration to be received as a result of the Drag Along Transfer, all holders of such Units will be given the same option; provided, however, that nothing in this subsection shall entitle any Member to receive any form of consideration that such Member would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement or limitation that is generally applicable to the Members.

7.10.4. **Purchaser Representative.** If the Company or the holders of the Company's securities enter into any negotiation or transaction for which Regulation D may be available with respect to such negotiation or transaction (including a merger, consolidation or other reorganization), the Members shall, at the request of the Company, appoint a purchaser representative (as such term is defined in Rule 501 promulgated under Regulation D) reasonably acceptable to the Company. If any Member appoints a purchaser representative designated by the Company, the Company shall pay the fees of such purchaser representative, but if any Member declines to appoint the purchaser representative designated by the Company, such Member shall appoint another purchaser representative, and such Member shall be responsible for the fees of the purchaser representative so appointed

7.11. **Permitted Transferees**. A Member shall be entitled to Transfer such Member's Units to a Person (the transferee in such transaction being referred to as a "Permitted Transferee") in accordance with the following:

7.11.1. M**embers of the Immediate Family**. A Member who is a natural Person shall be entitled to Transfer all or any portion of such Member's Units to one or more Members of the Immediate Family of such Member, to a trust for the benefit of such Member or one or more of the Members of the Immediate Family of such Member ("**Permitted Trust**") or to a limited liability company, family limited partnership, or similar entity the membership or other ownership interests of which are owned by such Member or one or more of the Members of the Immediate Family of such Members or a Permitted Trust, so long as the Person controlling such trust is the Member, a Member of the Immediate Family of a Member, a lawyer, accountant or institution hired by the Member or a Member of the Immediate Family of such Member or is reasonably satisfactory to the Management Committee (each, a "**Permitted Controlling Person**"); provided, however, that no such Transfer shall be effective until the holders of the beneficial interests of such transferee shall have delivered to the Company a written acknowledgement and agreement in form and substance reasonably satisfactory to the Management Committee that they will not Transfer any such beneficial interests or permit such transferee to issue any such beneficial interests except to the extent such Transfer or issuance (treating such issuance as a Transfer by such holders) would be permitted under this Section 7.11 if the beneficial interests were Units; provided further that, a Permitted Controlling Person for such Member shall retain voting control of such Transferred Units, whether by proxy or other arrangement. In no event shall all or any part of a Unit be transferred to a minor or an incompetent except in trust or pursuant to the Uniform Gifts to Minors Act.

7.11.2. **Upon Death**. Upon the death of any Member who is a natural Person, such Member's Units may be Transferred by the will or other instrument taking effect at death of such Member or by applicable laws of descent and distribution to such Member's estate, executors, administrators and personal representatives, and then to such Member's heirs, legatees or distributees, whether or not such recipients are Members of the Immediate Family of such Member.

7.11.3. **Approved Transfers**. Notwithstanding anything else in this Section 7.11, each Member shall be entitled to Transfer such Member's Units to the Company (or one or more third parties), if approved in advance (prior written approval) by the Management Committee.

7.12. **Discretionary Transfers**. Excluding the provisions of Sections 7.8, 7.9 and 7.10, which may not be waived by the Management Committee, no restrictions shall apply to any proposed Transfer of Units by a Member if such Member obtains the prior written approval of the Management Committee to not have such restrictions apply, which consent in each case may be given or withheld in the Management Committee's discretion.

7.13. **Keen Sale Right**: Notwithstanding any other provision of this Agreement, unless prohibited by law after July 31, 2026 KEEN GROWTH CAPITAL FUND II L.P. ("**Keen**") may require the Company to purchase and redeem its Series A – Bridge Preferred Units. KEEN will only have the right, exercisable by giving written notice to the Company, to sell all of its Series A – Bridge Preferred Units held by it to the Company. Such redemption shall be at purchase price equal to the fair market value of such Series A – Bridge Preferred Units as determined by an independent appraiser mutually acceptable to the Company and Keen and shall be payable by the Company in three equal annual installments, with the first such installment due within 180 days of the valuation being set and the second and third installments due on the 12 and 24 month anniversary of the first payment respectively.

8. ARTICLE 8
DISSOLUTION, LIQUIDATION AND TERMINATION OF THE COMPANY

8.1. **Limitations**. The Company may be dissolved, liquidated, and terminated and have its affairs wound up only pursuant to the provisions of this Article 8, and the Members do hereby irrevocably waive any and all other rights they may have to cause a dissolution of the Company or a sale or partition of any or all of the Company assets.

8.2. **Exclusive Causes**. Notwithstanding any nonwaivable provision of the Act, the following and only the following events shall the Company to be dissolved, liquidated and terminated: (i) the written election of the Management Committee in accordance with this Agreement, or (ii) judicial dissolution. To the fullest extent permitted by law, any dissolution of the Company other than as provided in this Section 8.2 shall be a dissolution in contravention of this Agreement.

8.3. **Effect of Dissolution**. The dissolution of the Company shall be effective on the day on which the event occurs giving rise to the dissolution, but the Company shall not terminate until it has been wound up and its assets have been distributed as provided in Section 8.5 and its Certificate has been cancelled by the filing of a certificate of cancellation with the office of the Delaware Secretary of State. Notwithstanding the dissolution of the Company, prior to the termination of the Company, the business of the Company and the affairs of the Members, as such, shall continue to be governed by this Agreement.

8.4. **No Capital Contribution Upon Dissolution**. Each Member shall look solely to the assets of the Company for all distributions with respect to the Company, such Member's Capital Contribution thereto, such Member's Capital Account and/or share of Net Income or Net Loss, and shall have no recourse therefor (upon dissolution or otherwise) against any other Member. Accordingly, if any Member has a deficit balance in such Member's Capital Account (after giving effect to all contributions, distributions and allocations for all taxable years, including the year during which the liquidation occurs), then such Member shall have no obligation to make any Capital Contribution with respect to such deficit, and such deficit shall not be considered a debt owed to the Company or to any other Person for any purpose whatsoever.

8.5. **Liquidation**:

8.5.1. Upon dissolution of the Company, the Company shall thereafter engage in no further business other than that which is necessary to wind up the business, and the Management Committee (or such other Person as may be appointed in writing by the Management Committee or by the Court ordering judicial dissolution) shall act as the "**Liquidator**" of the Company. The Liquidator shall liquidate the assets of the Company and after allocating (pursuant to Annex I of this Agreement) all income, gain, loss and deductions resulting therefrom, shall apply and distribute the proceeds for the Company as follows:

a) First, to the payment of the expenses of the winding up, liquidation and dissolution of the Company;

b) Second, to pay all creditors of the Company (including any amounts owed under any loans made by Members, either by the payment thereof or the making of provision therefor;

c) Third, to establish reserves, in amounts determined by the Management Committee or such Liquidator, to meet other liabilities of the Company;

d) Fourth, distribute the remaining assets in accordance with Section 4.2 hereof.

8.6. Notwithstanding Section 8.5.1 of this Agreement, in the event that the Liquidator determines that an immediate sale of all or any portion of the Company assets would cause undue loss to the Members (or any subset thereof), the Liquidator, in order to avoid such loss to the extent not then prohibited by the Act, may either defer liquidation of and withhold from distribution for a reasonable time any Company assets except those necessary to satisfy the Company's debts and obligations, or distribute the Company assets to the Members in kind.

9. ARTICLE 9
CHANGE IN FORM

9.1. **Generally**. The Members acknowledge and agree that the Management Committee in its discretion may cause the Company to be converted into a form different from that of the current form of the Company (a "**Change in Form**"), including if it proposes to undertake an initial public offering of equity in the Company. Accordingly, the Members agree that, upon such a determination by the Management Committee in its discretion, the Management Committee shall be entitled and empowered to take any and all actions the Management Committee deems necessary or desirable so that the Company may continue its Business and undergo one or more Changes in Form. The Management Committee shall effect the Change in Form in such manner as reasonably determined by the Management Committee (as provided for in this Agreement) to fairly represent the relative economic and other rights of the Members (including the manner of designating Managers) as members of the Company at the time and shall use reasonable efforts to minimize taxes and costs to be incurred by the Company, the Members or the resulting entity (subject to the requirements of Section 9.3). The Change in Form may take the form of, without limitation, a merger of the Company into another entity, a contribution of all of the Units of the Members in the Company to another entity, and the distribution of its ownership interests to the Members, a transfer of the assets, subject to the liabilities, of the Company to another entity and the distribution of its ownership interests to the Members, a conversion authorized by Section 18-216 of the Act, or such other form as the Management Committee shall determine to be appropriate. Any Change in Form pursuant to this Section 9.1 may be completed by the Management Committee with no further action by any Member acting as such and no Member shall have any veto or other right to vote on a Change in Form. Each Member hereby agrees to use commercially reasonable efforts to take such action that the Management Committee may reasonably deem necessary or desirable in connection with a Change in Form, including any such action reasonably necessary or desirable to achieve the federal or other tax effect of the Change in Form desired by the Management Committee at the time of the Change in Form.

9.2. **Specific Types of Change in Form**. The Change in Form may include but will not be limited to one or more of the following: (a) a change to a corporation, statutory trust or association, other trust, a general or limited partnership, another limited liability company or other entity or association or Person organized, formed or created under the laws of Delaware or any other jurisdiction; or (b) filing an election with the Internal Revenue Service to be classified as a corporation.

9.3. **Ownership Interests in the Resulting Entity**. The shares, units, membership interests or other ownership interests of the entity, association or other Person resulting from the Change in Form shall be divided into classes and series and shall be allocated to and among the Members in such manner as shall result in the Members having substantially the same relative economic and other rights including with respect to voting, assets, and profits and losses of the resulting Person as the Members had in voting, assets, and profits and losses of the Company immediately prior to the Change in Form, subject, however to any change resulting from any difference in taxation of the resulting entity, association or other Person that may occur as a result of the Change in Form. The Management Committee in its discretion shall establish the terms of the organizational documents of any resulting Person; provided that such terms shall be consistent with the terms of this Section 9.3.

10. ARTICLE 10 MISCELLANEOUS

10.1. **Anti-Dilution Provision**. The Class B-1 Units, Class B-2 Units and Class A - Bridge Preferred Units will be subject to a weighted-average adjustment to reduce dilution in the event that the Company issues additional Units, other than (i) Class C Units, and options to acquire Class C Units; (ii) units issued for consideration other than cash pursuant to a merger, consolidation, acquisition, or similar business combination approved by the Board of Managers, (iii) units or warrants issued pursuant to any equipment loan or leasing arrangement, real property leasing arrangement or debt financing from a bank or similar financial institution approved by the Board of Managers; and (iv) other issuances approved by the Board of Managers including at least one Preferred Manager.

10.2. **Amendments**: In addition to amendments specifically authorized herein, any and all amendments to this Agreement may be made from time to time by the Management Committee as set forth herein without the consent of any Member; provided that, without the consent of the Members to be adversely affected, this Agreement may not be amended so as to (a) modify the limited liability of a Member or (b) materially and adversely affect in a disproportionate manner the interest of a Member in Net Income, Net Loss or Available Assets (other than to reflect the admission of an Additional Member or Substitute Member). Notwithstanding the foregoing or any other provision of this Agreement, the Management Committee may amend this Agreement in any manner it deems advisable, and without the consent of any Member, including, without limitation, if such amendment is: (i) to ensure that the Company will be treated as a partnership for federal income tax purposes; (ii) to ensure that the Company will not be subject to regulation under ERISA or any securities or blue sky laws; (iii) in connection with Section 3.3 and/or Article 9; (iv) to correct any typographical or similar ministerial errors; (v) to reflect the admission of one or more Additional Members or Substitute Members; or (vi) to cure any mistake or ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein or to make any other provisions with respect to matters or questions arising under this Agreement that are not inconsistent with the provisions of this Agreement.

10.3. **Governing Law; Waiver of Jury Trial**. This Agreement, including its existence, validity, construction, and operating effect, and the rights of each of the parties hereto, shall be governed by and construed in accordance with the laws of the State of Delaware without regard to otherwise governing principles of conflicts of law. To the greatest extent permitted by applicable law, each party hereto hereby waives, and covenants that it will not assert any right to trial by jury in any forum in respect of any issue, claim, demand, cause of action, action, suit or proceeding arising out of or based upon this agreement or the subject matter hereof.

10.4. **Arbitration**. The parties hereto understand and agree that, from and after the Effective Date, any and all claims, grievances, demands, controversies, causes of action or disputes of any nature whatsoever (hereinafter "**Disputes**"), arising out of, in connection with, or in relation to (a) this Agreement, or (b) questions of arbitrability under this Agreement, shall be resolved by final, binding, nonjudicial arbitration in accordance with the Federal Arbitration Act, 9 U.S.C. Section 1, et seq. pursuant to the following procedures:

10.4.1. Any party may send another party or parties written notice identifying the matter in dispute and invoking the procedures of this Section 10.4 (the "**Dispute Notice**"). Within fourteen (14) days from delivery of the Dispute Notice, each party involved in the dispute shall meet at a mutually agreed location in New York, New York, for the purpose of determining whether they can resolve the dispute themselves by written agreement, and, if not, whether they can agree upon an impartial third-party arbitrator (the "**Arbitrator**") to whom to submit the matter in dispute for final and binding arbitration.

10.4.2. If such parties fail to resolve the dispute by written agreement or agree on the Arbitrator within the later of fourteen (14) days from any such initial meeting or within thirty (30) days from the delivery of the Dispute Notice, any such party may make written application to the Judicial Arbitration and Mediation Services ("JAMS") in New York City, New York for the appointment of a single Arbitrator to resolve the dispute by arbitration. At the request of JAMS the parties involved in the dispute shall meet with JAMS at its offices within ten (10) calendar days of such request to discuss the dispute and the qualifications and experience which each party respectively believes the Arbitrator should have; provided, however, that the selection of the Arbitrator shall be the exclusive decision of JAMS and shall be made within thirty (30) days of the written application to JAMS.

10.4.3. Within thirty (30) days of the selection of the Arbitrator, the parties involved in the dispute shall meet in New York City, New York, with such Arbitrator at a place and time designated by such Arbitrator after consultation with such parties and present their respective positions on the dispute. Each party shall have no longer than one (1) day to present its position, the entire proceeding before the Arbitrator shall be no more than three (3) consecutive days, and the decision of the Arbitrator shall be made in writing no more than thirty (30) days following the end of the proceeding. Such an award shall be a final and binding determination of the dispute and shall be fully enforceable as an arbitration decision in any court having jurisdiction and venue over such parties. The prevailing party or parties (as determined by the Arbitrator) shall in addition be awarded by the Arbitrator such party's or parties' own legal fees and expenses in connection with such proceeding. The non-prevailing party or parties (as determined by the Arbitrator) shall pay the Arbitrator's fees and expenses.

10.4.4. Each Member recognizes and acknowledges that a breach of any provision contained in this Agreement applicable to such Member will cause irreparable damage to the Company and its other Members, and its and their goodwill, the exact amount of which will be difficult or impossible to ascertain, and that the remedies at law for any such breach will be inadequate. Accordingly, each Member agrees that in the event of a breach or threatened breach of any provision contained in this Agreement applicable to such Member, in addition to any other remedy which may be available at law or in equity, the Company or any of its other Members may apply to a court of competent jurisdiction for injunctive relief and specific performance to prevent or prohibit such breach, notwithstanding anything to the contrary contained in this Agreement.

10.5. **Accounting and Fiscal Year**. Subject to Code Section 448, the books and records of the Company shall be kept on such method of accounting for tax and financial reporting purposes as may be determined by the Management Committee. The fiscal year and the tax year of the Company shall end on December 31 of each year, or on such other date required or permitted under the Code as the Management Committee shall determine.

10.6. **Entire Agreement**. This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and fully supersedes any and all prior or contemporaneous agreements or understandings between the parties hereto pertaining to the subject matter hereof.

10.7. **Further Assurances**. Each of the parties hereto does hereby covenant and agree on behalf of itself, its successors, and its assigns, without further consideration, to prepare, execute, acknowledge, file, record, publish, and deliver such other instruments, documents and statements, and to take such other action as may be required by law or reasonably necessary to effectively carry out the purposes of this Agreement. Each Member hereby undertakes to take any action necessary or convenient to implement any matter approved in accordance with this Agreement.

10.8. **Notices**. Any notice, consent, payment, demand, or communication required or permitted to be given by any provision of this Agreement shall be in writing and shall be (a) delivered personally to the Person or to an officer of the Person to whom the same is directed, (b) sent by electronic mail, or (c) sent by facsimile or registered or certified mail, return receipt requested, postage prepaid, addressed as follows: or to such other address as the Company may from time to time specify by notice to the Members; and (ii) if to a Member, to such Member as set forth in the Company's books and records, or to such other address as such Member may from time to time specify by notice to the Company. Any such notice shall be deemed to be delivered, given and received for all purposes as of: (A) the date so delivered, if delivered personally, (B) the date of electronic, written or oral confirmation of receipt, if sent by electronic mail, (C) the date of confirmed receipt, if sent by facsimile, or (D) the date of receipt or refusal indicated on the return receipt, if sent by registered or certified mail, return receipt requested, postage and charges prepaid and properly addressed.

10.9. **Tax Matters**. The Company is being taxed as a class c Corporation, however in the event the Company determines it in its best interest to be taxed as a partnership then for purposes of this section 10.9 the term "Partnership" shall mean the Company and the term "Partner" shall mean Member. The CEO has been appointed the "Tax Matters Partner" of the Partnership (as defined in Section 6231 of the Code prior to its amendment by the Bipartisan Budget Act of 2015 ("BBA")) and, for tax years beginning on or after January 1, 2018, the "partnership representative" (the "Partnership Representative"), as provided in Code Section 6223(a) (as amended by the BBA). For purposes of this Agreement, the term "Tax Matters Partner" shall refer to the "Partnership Representative" for tax years beginning on or after January 1, 2018. The Tax Matters Partner shall manage administrative tax proceedings conducted at the Partnership level by the Internal Revenue Service with respect to Partnership matters, and shall deal with the Internal Revenue Service on any audits that are subject to the partnership audit provisions of the BBA. Each Partner agrees that such Partner will not independently act with respect to tax audits or tax litigation of the Partnership, unless previously authorized to do so in writing by the Tax Matters Partner, which authorization may be withheld by the Tax Matters Partner in its sole and absolute discretion. The Tax Matters Partner shall have sole discretion to determine whether the Partnership (either on its own behalf or on behalf of the Partners) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by the Internal Revenue Service or any other taxing authority. The Partnership and its Partners shall be bound by the actions taken by the Tax Matters Partner. The Management Committee may, in its discretion, change the Tax Matters Partner from time to time. The Tax Matters Partner is specifically directed and authorized to take whatever steps it, in its sole discretion, deems necessary or desirable to perfect such designation, including, without limitation, filing any forms or documents with the Internal Revenue Service and taking such other action as may from time to time be required under Treasury Regulations. Expenses of administrative proceedings relating to the determination of Partnership items at the Partnership level undertaken by the Tax Matters Partner shall be Partnership Expenses. Without limiting the generality of the foregoing, the Tax Matters Partner shall have the sole and exclusive authority to make any elections on behalf of the Partnership permitted to be made pursuant to Section 754 or any other section of the Code or the regulations promulgated thereunder. In the event of an audit of the Partnership that is subject to the partnership audit procedures enacted under Section 1101 of the BBA (the "BBA Procedures"), the Tax Matters Partner, in its sole and absolute discretion, shall make any and all elections and take any actions that are available to be made or taken by the Tax Matters Partner (or Partnership Representative, as the case may be) or the Partnership under the BBA Procedures. If an election under Code Section 6226(a) (as amended by the BBA) is made, the Partnership shall furnish to each Partner for the year under audit a statement of the Partner's share of any adjustment set forth in the notice of final partnership adjustment, and each Partner shall take such adjustment into account as required under Code Section 6226(b) (as amended by the BBA). Notwithstanding anything to the contrary herein, if the Partnership becomes subject to any taxes as a result of any adjustment to taxable income, gain, loss, deduction or credit for any taxable year of the Partnership (whether pursuant to a tax audit or otherwise), each Partner shall indemnify the Partnership and the Tax Matters Partner, against any such taxes (including any interest and penalties) to the extent such taxes (or portion thereof) are properly attributable to such Partner. In such event, the Management Committee, at its option, may (i) require such Partner to reimburse the Partnership for the amount of such taxes (including interest and penalties) properly attributable to such Partner or (ii) reduce any subsequent distributions to such Partner by the amount of such taxes (including interest and penalties) properly attributable to such Partner. In the event of any claimed over-assessment of taxes against a Partner, such Partner shall be limited to an action against the applicable jurisdiction and not against the Partnership or any Partner. The Management Committee, on behalf of the Partnership, may take any action permitted under applicable law to avoid the assessment of any such taxes against the Partnership (including an election to issue adjusted Internal Revenue Service Schedule K-1s to the Partners which take the relevant adjustments to taxable income, gain, loss, deduction or credit into account).

10.10. **Construction**. The parties hereto acknowledge and agree that each party has reviewed and negotiated the terms and provisions of this Agreement and has had the opportunity to contribute to its revision. Accordingly, the rule of construction to the effect that ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement. Rather, the terms of this Agreement shall be construed fairly as to both parties hereto and not in favor or against either party by the rule of construction abovementioned. All references in this Agreement to Articles, Sections, clauses, subparagraphs, Exhibits, Annexes and Schedules shall be deemed to be references to Articles, Sections, clauses and subparagraphs of, and Exhibits, Annexes and Schedules to, this Agreement unless the context shall otherwise require. Any Exhibits, Annexes and Schedules attached hereto are incorporated herein by reference and shall be considered part of this Agreement (and, for purposes of clarification, references to this "Agreement" shall include all Exhibits, Annexes and Schedules attached hereto). Words in the singular include the plural, and words in the plural include the singular. Any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms. The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation." The term "or" is not exclusive. The word "extent" in the phrase "to the extent" shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply "if." The words "hereof," "hereby," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless otherwise expressly provided herein, any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified, supplemented or restated, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. All references to a "party" or "parties" mean a party or parties to this Agreement unless the context requires otherwise, and all references to any party shall mean and include such party, its successors and permitted assigns unless the context otherwise requires. Where specific language is used to clarify or illustrate by example a general statement contained herein, such specific language shall be deemed to modify, limit or restrict the construction of the general statement which is being clarified or illustrated. The headings of all Articles and Sections contained in this Agreement are for convenience of reference only and do not form a part of this Agreement and shall not in any way affect the interpretation hereof.

10.11. **Binding Effect**. Except as otherwise expressly provided herein, this Agreement shall be binding on and inure to the benefit of the Members, their heirs, executors, administrators, successors and all other Persons hereafter holding, having or receiving an interest in the Company, whether as Assignees, Additional Members, Substitute Members or otherwise.

10.12. **Severability**. If any provision of this Agreement as applied to any party or any circumstances is determined by any court having jurisdiction to be void, unenforceable or inoperative as a matter of law, then the Members agree that such provision shall be modified to the greatest extent legally possible so that the intent of this Agreement may be legally carried out. If any one or more of the provisions contained herein, or the application thereof in any circumstances, is held void, unenforceable or inoperative as a matter of law in any respect or for any reason, then the validity, enforceability and operation of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired or affected, it being intended that all of the Members' rights and privileges shall be enforceable to the fullest extent permitted by law.

10.13. **Counterparts; Signatures**. This Agreement may be executed in as many counterparts as may be required. It shall not be necessary that the signatures of, or on behalf of, each party, or that the signatures of all Persons required to bind any party, appear on each counterpart; but it shall be sufficient that the signature of, or on behalf of, each party, or that the signatures of the Persons required to bind any party, appear on one or more of the counterparts. All counterparts together shall collectively constitute a single agreement. It shall not be necessary in making proof of this Agreement to produce or account for more than a number of counterparts containing the respective signatures of, or on behalf of, all of the parties hereto. This Agreement may be executed through delivery of duly executed signature pages by facsimile or electronic mail.

10.14. **No Third Party Beneficiaries**. None of the provisions of this Agreement shall be for the benefit of, or be enforceable by, any creditor of the Company or any creditor of any Member. This agreement is not intended to confer any rights or remedies hereunder upon, and shall not be enforceable by, any Person other than the parties hereto.

10.15. **Waiver** No delay, failure or omission on the part of any party hereto in exercising any right, power, remedy or privilege under this Agreement or under any other documents furnished in connection with or pursuant to this Agreement or otherwise available to any party under applicable law shall impair any such right, power, remedy or privilege, or affect the right of such party thereafter to exercise the same, or be construed as a waiver of any default or any acquiescence therein. No single or partial exercise of any such right, power, remedy or privilege shall preclude the further exercise of such right, power, remedy or privilege, or the exercise of any other right, power, remedy or privilege. Any extension of time or other indulgence granted to any party hereunder will not otherwise alter or affect any power, remedy or right of any other parties, or the obligations of the party to whom such extension or indulgence is granted. The failure at any time of any party to require performance by any other parties of any responsibility or obligation provided for in this Agreement shall in no way affect the full right to require such performance at any time thereafter, nor shall the waiver by any party of a breach of any provision of this Agreement by the other parties constitute a waiver of any succeeding breach of the same or any other obligation itself. No waiver shall be valid against any party hereto unless made in writing and signed by the party against whom enforcement of such waiver is sought and then only to the extent expressly specified therein.

10.16. **Company Counsel**. Each Member acknowledges that has represented the Company in connection with this agreement and that Robinson Brog Leinwand Greene Genovese & Gluck P.C. ("**RB**") does not represent any other Member in its capacity with respect to the Company as such in the absence of a clear and explicit written agreement to such effect between the Company or such Member and RB, as applicable (and then only to the extent specially set forth in such agreement). Each Member agrees (for itself and the Company) that in absence of any such agreement RB does not owe any duties to any Member. Each Member further acknowledges that, whether or not RB has in the past represented or is currently representing such Member with respect to other matters, RB may nevertheless represent the Company in connection with its activities.

10.17. **Ownership of Company Property**. The interest of each Member in the Company shall be personal property for all purposes. All real and other property owned by the Company shall be deemed owned by the Company. No Member, individually, shall have any direct ownership of such property and title to such property shall be held in the name of the Company.

10.18 **Survival**. The provisions of Sections 6.6, 6.7, 6.8, 6.9 Article 2, Article 6, and Article 10 (and any other provisions herein necessary for the effectiveness of the foregoing sections) shall survive the termination of the Company, the amendment or termination of this Agreement and any Member's ceasing to be a member of the Company.

[Signature Pages Follow]

IN WITNESS WHEREOF. the parties hereto have duly executed this Agreement as of the day and year first above written.

THE CLASS A MEMBERS:

Global Health Industry Share Co., Limited

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By: Mr. Liu Xiao, Its Chairman

[signature]

Douglas Giampapa

[signature] MD FACS

Dr. Vincent Giampapa

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Teoh Wee Ghee

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Eric Donsky

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Richard Serbin

THE CLASS B MEMBER:

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John Malone

THE CLASS B-1 MEMBERS:

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By: Peng Ye, Success Asia (Hong Kong) LTD

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By: Maggie Liu, Goldlea, Inc.

THE CLASS B-2 MEMBERS:

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Douglas Giampapa

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Dr. Vincent Giampapa

Class A - Bridge Preferred Members:

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Jonathan Smig, Keen Growth Capital CIF Fund II LP

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Jonathan Smiga, Keen Growth Capital Fund II LP

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James Cole, BB5, a Series of Assure Labs 2021, LLC

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Douglas Giampapa

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Dr. Vincent Giampapa

THE CLASS C MEMBERS:

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Dr. Michael Nobel

THE CLASS B-1 MEMBERS:

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By: Peng Ye, Success Asia (Hong Kong) LTD

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By: Maggie Liu, Goldlea, Inc.

THE CLASS B-2 MEMBERS:

____

Douglas Giampapa

____

Dr. Vincent Giampapa

Class A - Bridge Preferred Members:

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Jonathan Smig, Keen Growth Capital CIF Fund II LP

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Jonathan Smiga, Keen Growth Capital Fund II LP

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James Cole, BB5, a Series of Assure Labs 2021, LLC

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Douglas Giampapa

____

Dr. Vincent Giampapa

THE CLASS C MEMBERS:

____

Dr. Michael Nobel

THE CLASS B-1 MEMBERS:

____

By: Peng Ye, Success Asia (Hong Kong) LTD

____

By: Maggie Liu, Goldlea, Inc.

THE CLASS B-2 MEMBERS:

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Douglas Giampapa

____

Dr. Vincent Giampapa

Class A - Bridge Preferred Members:

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Jonathan Smig, Keen Growth Capital CIF Fund II LP

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Jonathan Smiga, Keen Growth Capital Fund II LP

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James Cole, BB5, a Series of Assure Labs 2021, LLC

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Douglas Giampapa

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Dr. Vincent Giampapa

THE CLASS C MEMBERS:

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Dr. Michael Nobel

Annex I
Additional Allocation
Provisions

1.1 **Regulatory Allocations**.

1.1.1 **Minimum Gain Chargeback**. If there is a net decrease in Company Minimum Gain during a Fiscal Year, then each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, for subsequent years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Regulations Section 1.704-2(g)(2). This Section 1.1.1 is intended to comply with the minimum gain chargeback requirement of Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

1.1.2 **Member Minimum Gain Chargeback**. If there is a net decrease in Member Minimum Gain attributable to a Member Nonrecourse Debt during any Fiscal Year, each Member who has a share of the Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in a manner consistent with the provisions of Regulations Section 1.704-2(g)(2). This Section 1.1.2 is intended to comply with the partner nonrecourse debt minimum gain chargeback requirement of Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

1.1.3 **Qualified Income Offset**. If any Member unexpectedly receives an adjustment, allocation, or distribution of the type contemplated by Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of Company income and gain shall be specially allocated to all such Members (in proportion to the deficit amounts of their respective Adjusted Capital Accounts) in an amount and manner sufficient to eliminate the deficit balance in the Adjusted Capital Account of such Member as quickly as possible; provided, that an allocation pursuant to this Section 1.1.3 shall be made only if and to the extent that such Member would have a deficit balance in the Adjusted Capital Account of such Member after all other allocations provided for in the Agreement and this Annex I have been tentatively made as if this Section 1.1.3 were not in the Agreement. It is intended that this Section 1.1.3 qualify and be construed as a "qualified income offset" within the meaning of Regulations Section 1.704-1(b)(2)(ii)(d).

1.1.4 **Limitation on Allocation of Net Loss**. If the allocation of Net Loss to a Member as provided in Section 5.2 of this Agreement would create or increase a deficit balance in a Member's Adjusted Capital Account, there shall be allocated to such Member only that amount of Net Loss as will not create or increase any such deficit balance. The Net Loss that would, absent the application of the preceding sentence, otherwise be allocated to such Member shall be allocated among the other Members in proportion to their relative Percentage Interests, subject to the limitations of this Section 1.1.4.

1.1.5 **Certain Additional Adjustments**. To the extent that an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Regulations

Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of its Units, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated among the Members in proportion to their relative Percentage Interests in the event that Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Members to whom such distribution was made in the event that Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

1.1.6 **Nonrecourse Deductions**. The Nonrecourse Deductions for each Fiscal Year shall be specially allocated among the Members in proportion to their relative Percentage Interests.

1.1.7 **Member Nonrecourse Deductions**. The Member Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the Member that bears the economic risk of loss (within the meaning of Regulations Section 1.752-2) for the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable, in accordance with Regulations Section 1.704-2(i)(1).

1.1.8 **Curative Allocations**. The allocations set forth in Section 1.1.1 through Section 1.1.7 of this Annex I, inclusive (the "**Regulatory Allocations**"), are intended to comply with certain requirements of Regulations Sections 1.704-1(b) and 1.704-2, and all such allocations shall be made in a manner consistent therewith, as determined by the Management Committee in its discretion. Notwithstanding the provisions of Section 5.2, the Regulatory Allocations shall be taken into account in allocating other items of income, gain, loss and deduction among the Members so that, to the extent possible, the net amount of such allocations of other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred.

1.2 **Tax Allocations**.

1.2.1 Except as provided in Section 1.2.2 of this Annex I, each item of Company income, gain, loss and deduction shall be allocated among the Members for federal income tax purposes as its correlative item of "book" income, gain, loss or deduction is allocated pursuant to ARTICLE 5 and this Annex I.

1.2.2 Income, gain, loss and deduction with respect to any asset contributed to the Company with a Gross Asset Value that varies from its basis in the hands of the contributing Member immediately preceding the date of contribution shall be allocated among the Members, solely for income tax purposes, pursuant to Regulations promulgated under Code Section 704(c) so as to take into account such variation. Notwithstanding anything else in this Agreement, the Company shall account for such variation using the "traditional" method provided for in Regulation Section 1.704-3(b). Notwithstanding anything else in this Agreement, if the Gross Asset Value of any Company asset is adjusted pursuant to subparagraph (b) of the Gross Asset Value definition herein, subsequent allocations of income, gain, loss and deduction with respect to such Company asset shall take account of any variation between the adjusted basis of such Company asset for federal income tax purposes and its Gross Asset Value in a manner consistent with Code Section 704(c) and the Regulations under the "traditional" method provided for in Regulation Section 1.704-3(b). Allocations pursuant to this Section 1.2.2 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Income, Net Loss or any other items or distributions pursuant to any provision of this Agreement.

1.3 **Other Provisions**.

1.3.1 For any Fiscal Year during which any part of an Economic Interest is transferred between the Members or to another Person, the portion of the Net Income, Net Loss and other items of income, gain, loss, deduction and credit that are allocable with respect to such part of an Economic Interest shall be apportioned between the transferor and the transferee under any method allowed pursuant to Section 706 of the Code and the applicable Regulations as determined by the Management Committee in its discretion.

1.3.2 If the Management Committee determines in good faith that it is necessary or advisable to allocate items of income, gain, loss, deduction or credit in a manner different from the allocations set forth in ARTICLE 5 and this Annex I so as to comply with the Code and the Regulations, the Management Committee is hereby authorized to make new allocations in reliance on the Code and such Regulations.

1.3.3 For purposes of determining a Member's share of the Company's "excess nonrecourse liabilities" within the meaning of Regulations Section 1.752-3(a)(3), each Member's interest in Company profits shall be such Member's Percentage Interests.

1.3.5 The Members acknowledge and are aware of the income tax consequences of the allocations made by ARTICLE 5 and this Annex I and hereby agree to be bound by the provisions of ARTICLE 5 and this Annex I in reporting their shares of Net Income, Net Loss and other items of income, gain, loss, deduction and credit for federal, state and local income tax purposes.

1.3.6 All matters concerning the allocations and other determinations provided for in ARTICLE 5 and this Annex I and any accounting procedures not expressly provided for in this Agreement shall be determined by the Management Committee in its discretion.

Exhibit 3.3.3

Share Class

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